Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

BY AND AMONG

MCKECHNIE HOLDINGS LLC,

TRANSDIGM, INC.

AND

TRANSDIGM GROUP, INCORPORATED

DATED AS OF SEPTEMBER 25, 2010

ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER		32

5.1	Organization	32
5.2	Authority; Enforceability	32
5.3	No Conflict; Required Filings and Consents	32
5.4	Brokers	33
5.5	Litigation	33
5.6	Sufficient Funds	33
5.7	Solvency	34
5.8	Knowledge of Breach	34
5.9	Legal Requirements and Approvals	34
5.10	Inspection; No Other Representations	34

ARTICLE VI COVENANTS		35

6.1	Affirmative Covenants of Seller	35
6.2	Negative Covenants of Seller	36
6.3	Access and Information	38
6.4	Confidentiality	38
6.5	Continuation of Indemnification	38
6.6	Continuation of Insurance	39
6.7	Supplemental Disclosure	39
6.8	Financial Statements	40
6.9	Employee Matters	40
6.10	Exclusivity; No Solicitation	41
6.11	Financing Activities	42

ARTICLE VII ADDITIONAL AGREEMENTS		44

7.1	Appropriate Action; Consents; Filings	44
7.2	Public Announcements	46
7.3	Retention and Access to Records	46

ARTICLE VIII CLOSING CONDITIONS		46

8.1	Conditions to Obligations of Each Party Under This Agreement	46
8.2	Additional Conditions to Obligations of Buyer	47
8.3	Additional Conditions to Obligations of Seller	47

ARTICLE IX SURVIVAL; INDEMNIFICATION		48

9.1	Survival	48
9.2	Indemnification by Seller	48
9.3	Seller’s Limitation of Liability	48
9.4	Indemnification by Buyer	49
9.5	Notice of Claim	49
9.6	Defense of Third-Party Claims	50

9.7	Other Indemnification Provisions	51
9.8	Exclusive Remedy	52

ARTICLE X TERMINATION		52

10.1	Termination	52
10.2	Effect of Termination	53

ARTICLE XI GENERAL PROVISIONS		53

11.1	Notices	53
11.2	Amendment	54
11.3	Waiver	54
11.4	Headings	55
11.5	Severability	55
11.6	Entire Agreement	55
11.7	Assignment	55
11.8	Parties in Interest	55
11.9	Failure or Delay Not Waiver; Remedies Cumulative	55
11.10	Specific Performance	56
11.11	Governing Law; Jurisdiction Waiver of Jury Trial	56
11.12	Counterparts	57
11.13	Interpretation	57
11.14	Costs of Dispute	57
11.15	Fees, Expenses and Other Payments	57
11.16	Certain Legal Representation Matters	57

SCHEDULES

SCHEDULE I	Non-GAAP Methodologies
SCHEDULE II	Knowledge of Seller

EXHIBITS

EXHIBIT A	Commitment Letters
EXHIBIT B	Form of JLL Guaranty
EXHIBIT C	Form of Morgan Stanley Guaranty

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of September 25, 2010 (this “Agreement”), by and among MCKECHNIE HOLDINGS LLC, a Delaware limited liability company (“Seller”), TRANSDIGM, INC., a Delaware corporation (“Buyer”), and TRANSDIGM GROUP INCORPORATED, a Delaware corporation (“Parent”).

W I T N E S S E T H:

WHEREAS, McKechnie Aerospace Holdings, Inc., a Delaware corporation (the “Company”), and its Subsidiaries (the “Company Subsidiaries”) are primarily engaged in the design, development, manufacture and distribution of interior and exterior latching systems, rods, struts, motors, blowers, actuators, batteries, engine fasteners, airframe bolts and slotted bearings for commercial, military and general aviation aircraft;

WHEREAS, Seller is the record and beneficial owner of all of the issued and outstanding shares of common stock, par value $.01 per share, of the Company (the “Shares”);

WHEREAS, Buyer desires to purchase and acquire from Seller, and Seller desires to sell and transfer to Buyer, all of Seller’s right, title and interest in and to the Company and the Company Subsidiaries by way of a purchase by Buyer and sale by Seller of the Shares, upon the terms and subject to the conditions hereinafter set forth; and

WHEREAS, the respective Boards of Directors of Seller and Buyer have approved this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements of the parties set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions.

“Accounting Firm” has the meaning set forth in Section 2.3(b).

“Actual Closing Balance Sheet” has the meaning set forth in Section 2.3(b).

“Actual Closing Cash and Cash Equivalents” has the meaning set forth in Section 2.3(b).

“Actual Closing Working Capital” has the meaning set forth in Section 2.3(b).

“Actual Unpaid Company Fees and Expenses” has the meaning set forth in Section 2.3(b).

“Affiliate” has the meaning set forth in Rule 12b-2 under the Exchange Act.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Transaction” has the meaning set forth in Section 6.9(a).

“Associate” has the meaning set forth in Rule 12b-2 under the Exchange Act.

“Audit” means any audit, assessment of Taxes, examination or other proceeding by the United States Internal Revenue Service or any other Governmental Entity responsible for the administration of any Taxes, proceeding or appeal of such proceeding relating to Taxes.

“Aviation Regulations” has the meaning set forth in Section 4.20(a).

“Bankers’ Fees” means the aggregate amount of fees and expenses payable to the Company’s financial advisors, Morgan Stanley & Co., Inc. and Jefferies & Company, Inc., in connection with the transactions contemplated by this Agreement.

“Base Balance Sheet” has the meaning set forth in Section 4.7(a).

“Business Day” means any day other than a day on which banks in the States of New York or California are authorized or obligated to be closed.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Indemnified Party” has the meaning set forth in Section 9.2.

“Buyer Representatives” has the meaning set forth in Section 6.3.

“Cash and Cash Equivalents” means all cash, cash equivalents and liquid investments, including readily marketable equity securities, government guaranteed debt obligations, time deposits with, or insured certificates of deposit or bankers’ acceptances of, any commercial bank and commercial paper and variable or fixed rate notes computed in accordance with GAAP.

“Claim” has the meaning set forth in Section 9.5(a).

“Cleanup” means all actions required to: (1) cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (2) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.

“Closing” has the meaning set forth in Section 3.1.

“Closing Balance Sheet” has the meaning set forth in Section 2.3(b).

“Closing Date” has the meaning set forth in Section 3.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Recitals.

“Company Fees and Expenses” means all fees and expenses incurred by Seller, the Company or the Company Subsidiaries in connection with or related to the transactions contemplated by this Agreement, including, without limitation, (i) investment banking, legal and accounting fees and expenses, including the Bankers’ Fees, and (ii) any fees or expenses payable by the Company or the Company Subsidiaries pursuant to that certain Management Services Agreement, dated as of May 11, 2007, by and among Seller, McKechnie Aerospace DE, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Seller, JLL Partners, Inc., and Morgan Stanley Capital Partners V Funding LP in advance of or upon termination of such agreement pursuant to Section 2.4(b)(ii) hereof.

“Company Subsidiaries” has the meaning set forth in the Recitals.

“Compliance Date” means May 11, 2007.

“Confidentiality Agreement” has the meaning set forth in Section 6.4.

“Consent” has the meaning set forth in Section 4.5(b).

“Continuing Capitalized Leases” has the meaning set forth in Section 2.4.

“Current Assets” means, without duplication, all “current assets” as determined in accordance with GAAP and the methodologies, practices and assumptions used in preparing the Base Balance Sheet and as set forth on Schedule I, as applicable (provided, that in the event of any conflict between GAAP and the methodologies, practices and assumptions used in preparing the Base Balance Sheet set forth on Schedule I, the methodologies, practices and assumptions set forth on Schedule I shall govern and control); provided, however, that Current Assets shall exclude Cash and Cash Equivalents and all Tax assets.

“Current Liabilities” means, without duplication, all “current liabilities” (excluding (i) all Company Fees and Expenses to the extent taken into account for purposes of calculating the Net Purchase Price pursuant to clause (E) of the definition thereof, (ii) all Indebtedness for Borrowed Money to the extent taken into account for purposes of calculating the Net Purchase Price pursuant to clause (F) of the definition thereof, (iii) any Subsequent Payments (as defined in that certain Stock Purchase Agreement, dated as of February 2010, by and among Texas Rotronics, Inc., Mecanismos De Matamoros, S.A. de C.V., the individuals and entities listed as Sellers therein, Kirk B. Brooks, as the Sellers’ Representative, and Western Sky Industries, LLC)), (iv) any Earn-Out Consideration (as defined in that certain Asset Purchase Agreement, dated as of September 13, 2007, by and between American Turbo Systems, Inc. and Hartwell Corporation), and (v) all Tax liabilities, in each case as determined in accordance with GAAP and the methodologies, practices and assumptions used in preparing the Base Balance Sheet set forth on Schedule I, as applicable (provided, that in the event of any conflict between GAAP and the methodologies, practices and assumptions used in preparing the Base Balance Sheet, the methodologies, practices and assumptions set forth on Schedule I shall govern and control).

“Damages” has the meaning set forth in Section 9.2.

“Deficit Amount” has the meaning set forth in Section 2.3(c)(ii).

“Disclosure Letter” means the disclosure letter being delivered to Buyer contemporaneously with the execution of this Agreement. Notwithstanding anything to the contrary contained in the Disclosure Letter or in this Agreement, (a) the information and disclosures contained in any section of the Disclosure Letter shall be deemed to be disclosed and incorporated by reference in any other section of the Disclosure Letter as though fully set forth in such other section for which the applicability of such information and disclosure is reasonably apparent on the face of such information or disclosure, (b) the disclosure of any matter in the Disclosure Letter shall not be construed as indicating that such matter is necessarily required to be disclosed in order for any representation or warranty to be true and correct in all material respects, (c) the Disclosure Letter is qualified in its entirety by reference to this Agreement and is not intended to constitute, and shall not be construed as constituting, representations and warranties by any party except to the extent expressly set forth herein, and (d) the inclusion of any item in the Disclosure Letter shall be deemed neither an admission that such item is material to the business, financial condition or results of operations of the Company or any of the Company Subsidiaries nor an admission of any obligation or liability to any third party.

“DOJ” means the United States Department of Justice.

“Effective Time” has the meaning set forth in Section 3.1.

“Environmental Claim” means any claim (legal, equitable or administrative), action or cause of action (written or oral) by any Person alleging potential liability (including such liability for Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or administrative, civil or criminal penalties) arising out of, based on or resulting from (A) the presence, or Release or threat of Release of any Hazardous Materials at any location, whether or not leased or operated by the Company or any Company Subsidiary or (B) circumstances forming the basis of any violation or alleged violation of any Environmental Law.

“Environmental Laws” means all applicable Laws relating to (a) pollution or protection of human health or the environment, including laws relating to Releases or threatened Releases of Hazardous Materials, (b) the manufacture, processing, distribution, use, treatment, storage, Release, disposal, transport or handling of Hazardous Materials and (c) record keeping, notification, disclosure or reporting requirements respecting Hazardous Materials.

“ERISA” has the meaning set forth in Section 4.10(a).

“ERISA Affiliate” has the meaning set forth in Section 4.10(a).

“Estimated Closing Balance Sheet” has the meaning set forth in Section 2.3(a).

“Estimated Closing Cash and Cash Equivalents” has the meaning set forth in Section 2.3(a).

“Estimated Closing Working Capital” has the meaning set forth in Section 2.3(a).

“Estimated Unpaid Company Fees and Expenses” has the meaning set forth in Section 2.3(a).

“Excess Amount” has the meaning set forth in Section 2.3(c)(i).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FAA” has the meaning set forth in Section 4.20(a).

“Financial Statements” has the meaning set forth in Section 4.7(a).

“Financing” has the meaning set forth in Section 5.6(a).

“Financing Commitments” has the meaning set forth in Section 5.6(a).

“Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing or other financings in connection with the transactions contemplated hereby, including the parties to the Financing Commitments, the commitment letters relating to any Replacement Financing or any New Financing Commitment and any joinder agreements or credit agreements relating thereto.

“FTC” means the United States Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles, consistently applied over the period presented.

“Government Bid” has the meaning set forth in Section 4.11(c).

“Government Contract” has the meaning set forth in Section 4.11(c).

“Governmental Entity” means (a) any nation or government, any state or other political subdivision thereof; (b) any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the United States or any nation or any state of the United States or any political subdivision or territory thereof; or (c) any court or legally constituted tribunal or arbitrator.

“Guaranteed Obligations” has the meaning set forth in Section 2.6.

“Hazardous Materials” means all substances defined as hazardous substances, oils, pollutants or contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law.

“HSR Act” has the meaning set forth in Section 4.5(b).

“Indebtedness for Borrowed Money” means, with respect to any Person, (a) all liabilities of such Person for borrowed money, whether secured or unsecured, including all outstanding principal, interest, fees and other amounts payable with respect thereto (including, for the avoidance of doubt, any prepayment penalties or make-whole payments associated with the payment of such borrowed money, and specifically including the cost of terminating any interest rate swaps with respect thereto) and any letters of credit or other commitments outstanding thereunder, (b) all liabilities of such Person evidenced by notes, debentures, bonds or similar instruments, including all outstanding principal, interest, fees and other amounts payable with respect thereto (including, for the avoidance of doubt, any prepayment penalties or make-whole payments associated with the payment thereof), for the payment of which such Person is responsible, (c) all obligations of such Person under leases required in accordance with GAAP to be capitalized on a balance sheet of such Person, (d) any Subsequent Payments (as defined in that certain Stock Purchase Agreement, dated as of February 2010, by and among Texas Rotronics, Inc., Mecanismos De Matamoros, S.A. de C.V., the individuals and entities listed as Sellers therein, Kirk B. Brooks, as the Sellers’ Representative, and Western Sky Industries, LLC), and (e) any Earn-Out Consideration (as defined in that certain Asset Purchase Agreement, dated as of September 13, 2007, by and between American Turbo Systems, Inc. and Hartwell Corporation)); provided, however, that, in each of clauses (a) and (b), any such items as are among the Company and the Company Subsidiaries rather than third parties shall not constitute Indebtedness for Borrowed Money of the Company or the Company Subsidiaries.

“Indemnitee” has the meaning set forth in Section 9.5(a).

“Indemnitor” has the meaning set forth in Section 9.5(a).

“Indemnity Cap” has the meaning set forth in Section 9.3(c).

“Intellectual Property” means all (i) copyrights and copyrightable subject matter, including copyrights in software and in the content contained on any web site, and registrations and applications for any of the foregoing; (ii) patent rights, including any continuations, divisionals, continuations-in-part, renewals, reissues and applications for any of the foregoing; (iii) trademarks, service marks, trade names, logos, slogans, and other similar designations of source or origin, together with the goodwill of the business symbolized by any of the foregoing, and registrations and applications for any of the foregoing; (iv) trade secrets and confidential processes, know how, and information; (v) Internet domain names; and (vi) other similar intangible assets.

“Knowledge of Seller” means the actual knowledge of those individuals set forth on Schedule II.

“Laws” means all federal, state, local and foreign laws, statutes, ordinances, rules, regulations, orders, judgments and decrees.

“Leased Realty” has the meaning set forth in Section 4.15(a).

“Leases” has the meaning set forth in Section 4.15(b).

“Liens” means any and all liens, encumbrances, security interests, mortgages, pledges, claims, options or restrictions of any kind whatsoever.

“Litigation” has the meaning set forth in Section 4.9.

“Material Adverse Effect” means any effect, change, event, occurrence, development or circumstance (any such item, an “Effect”) that, individually or in the aggregate, is or would reasonably be expected to have a material adverse effect on or change in the financial condition, liabilities, business or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effect caused by or resulting from any of the following, either alone or in combination, shall constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (i) any Effect affecting the aerospace industry generally, (ii) global, national or regional political conditions, including hostilities, political instability, acts of terrorism or war, (iii) any Effect affecting the economy of the United States generally, including changes in the credit, debt, capital or financial markets (including changes in interest or exchange rates) or the economy of any region in which the Company or any of the Company Subsidiaries conducts business, (iv) any failure, in and of itself, by the Company or any Company Subsidiary to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (it being understood that the facts or occurrences giving rise to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (v) compliance with, or any action required to be taken by Seller, the Company or any Company Subsidiary under the terms of this Agreement, (vi) any Effect that results from any action taken at the express prior request of Buyer or with Buyer’s prior consent, (vii)

the announcement of the execution of this Agreement, or the pendency of the transactions contemplated hereby, including the effects of the transactions contemplated hereby on relationships with suppliers, Governmental Entities, employees, or other third-party relationships, (viii) any change in Law or GAAP or interpretation thereof, (ix) any breach by Buyer of its obligations under this Agreement, (x) any change in budget or appropriations policies or amounts of any Governmental Entity, or (xi) any change in the cost or availability or other terms of any financing, unless, in the case of clauses (i), (ii), (iii), (viii) and (x) above, such changes would reasonably be expected to have a materially disproportionate impact on the financial condition, business or results of operations of the Company and the Company Subsidiaries, taken as a whole, relative to other affected Persons.

“Material Contracts” has the meaning set forth in Section 4.11(a).

“Net Purchase Price” means (A) One Billion Two Hundred and Sixty Five Million Dollars ($1,265,000,000), plus (B) the amount of all Estimated Closing Cash and Cash Equivalents of the Company and the Company Subsidiaries as of the Effective Time, plus (C) the amount, if any, by which the Estimated Closing Working Capital exceeds the Working Capital Target, minus (D) the amount if any, by which the Working Capital Target exceeds the Estimated Closing Working Capital, minus (E) the Estimated Unpaid Company Fees and Expenses, minus (F) all Indebtedness for Borrowed Money of the Company and the Company Subsidiaries that remains unpaid at the Effective Time.

“New Financing Commitment” has the meaning set forth in Section 6.11(b).

“Notice of Claim” has the meaning set forth in Section 9.5(a).

“Objection Notice” has the meaning set forth in Section 2.3(b).

“Organizational Documents” has the meaning set forth in Section 4.2.

“Owned Realty” has the meaning set forth in Section 4.15(c).

“Parent” has the meaning set forth in the Preamble.

“Permits” has the meaning set forth in Section 4.6(a).

“Permitted Liens” means (i) statutory Liens and landlords’ and mechanics’, carriers’, workmen’s, repairmen’s or other similar Liens arising or incurred in the ordinary course of business with respect to liabilities that are not yet due or delinquent or are being contested in good faith in appropriate proceedings or which are fully reserved on the Base Balance Sheet, (ii) Liens for current Taxes, assessments and other governmental charges that are not yet due and payable and/or the amount or validity of which is being contested in good faith and which are fully reserved on the Base Balance Sheet, (iii) recorded or unrecorded easements, rights-of-way, covenants, conditions, restrictions, licenses, reservations and other charges or encumbrances or defects or imperfections of title of any kind (A) that do not materially impair the use of the assets of, or the operation of the business of, the Company and the Company Subsidiaries as conducted in the ordinary course of business, or (B) which would be revealed by an investigation of title to the extent and nature which a prudent buyer of property in the jurisdiction in which the applicable Realty is located would carry out, (iv) zoning, building, environmental and other land-use regulations imposed by Governmental Entities having jurisdiction over the applicable Realty, (v) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar Laws, (vi) Liens that affect the underlying fee interest of any Leased Realty, (vii) any set of facts that an accurate up-to-date survey would show, (viii) Liens related to the existing financing of the Company and the Company Subsidiaries, provided that such Liens shall cease to have effect as of the Closing Date, (ix) Liens resulting from any facts or circumstances relating to Buyer, (x) licenses of Intellectual Property, and (xi) purchase money Liens and Liens securing rental payments under capital lease arrangements disclosed in Section 4.11(a)(x) of the Disclosure Letter.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Plan” and “Plans” have the respective meanings set forth in Section 4.10(a).

“Qualifying Claim” has the meaning set forth in Section 9.3(a).

“Realty” means collectively, the Owned Realty and the Leased Realty.

“Related Party Agreement” has the meaning set forth in Section 4.13.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata).

“Required Amount” has the meaning set forth in Section 5.6(b).

“Replacement Financing” has the meaning set forth in Section 6.11(c).

“Retained Firm” has the meaning set forth in Section 11.16(a).

“Seller” has the meaning set forth in the Preamble.

“Seller Indemnified Party” has the meaning set forth in Section 9.4.

“Shares” has the meaning set forth in the Recitals.

“Solvent” has the meaning set forth in Section 5.7.

“Subsequent Period Financial Statements” has the meaning set forth in

Section 6.11(d).

“Subsidiary” or “Subsidiaries” of any Person means any corporation, partnership, limited liability company, joint venture or other entity of which such Person (either alone or through or together with any other Person pursuant to any agreement, arrangement, contract or other commitment) owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Tax Returns” means all federal, and all state, local and foreign tax returns, declarations, statements, reports, schedules, information returns and other documents (including any related supporting information) and any amended Tax Return required to be filed with respect to Taxes.

“Taxes” means all federal, and all material state, local and foreign taxes or similar charges of any kind whatsoever (whether imposed directly or through withholding of any kind, including withholding required by Law on services, dividends, interest and the like), including, without limitation, income, excise, property, sales, use (or any similar taxes), transfer, franchise, payroll, withholding, social security, municipal taxes of any kind or other taxes, including any interest, penalties and additions imposed with respect to such amounts.

“Third-Party Claim” has the meaning set forth in Section 9.5(a)(ii).

“Threshold Amount” has the meaning set forth in Section 9.3(b).

“Unaudited Interim Financial Statements” has the meaning set forth in Section 4.7(a).

“Working Capital” means the sum of the Current Assets of the Company and the Company Subsidiaries, minus the Current Liabilities of the Company and the Company Subsidiaries.

“Working Capital Target” means $52,500,000.

ARTICLE II

PURCHASE AND SALE

2.1 Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing provided for in Section 3.1 hereof, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller, all of Seller’s right, title and interest in and to the Shares, free and clear of all Liens.

2.2 Consideration. Upon the terms and subject to the conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery of the Shares at the Closing, Buyer shall pay, at the Closing, to Seller an amount in cash equal to the Net Purchase Price.

2.3 Adjustments to the Net Purchase Price.

(a) Closing Date Adjustment. The purpose of the purchase price adjustment set forth in this Section 2.3 is to measure any changes in the Cash and Cash Equivalents, Working Capital and Company Fees and Expenses of the Company and the Company Subsidiaries from the respective target and/or estimated amounts to the final amounts on the same accounting basis consistently applied to reflect transactions and/or events up to and conditions existing at the Closing Date. Not less than two (2) Business Days prior to the Closing Date, Seller shall deliver to Buyer an estimated balance sheet for the Company and the Company Subsidiaries as of the Effective Time (the “Estimated Closing Balance Sheet”) and a computation of the Cash and Cash Equivalents of the Company and the Company Subsidiaries (“Estimated Closing Cash and Cash Equivalents”) and Working Capital of the Company and the Company Subsidiaries (the “Estimated Closing Working Capital”) based upon such Estimated Closing Balance Sheet, as well as a listing (including amounts) of the Company Fees and Expenses which will remain unpaid at the Effective Time (the “Estimated Unpaid Company Fees and Expenses”). The Estimated Closing Balance Sheet shall be prepared in a manner consistent with (i) the definitions of Cash and Cash Equivalents and Working Capital set forth herein, and (ii) the methodologies, practices and assumptions used in preparing the Base Balance Sheet set forth on Schedule I, as applicable and (iii) GAAP (provided, that in the event of any conflict between GAAP and the methodologies, practices and assumptions used in preparing the Base Balance Sheet, the methodologies, practices and assumptions set forth on Schedule I shall govern and control). The Estimated Closing Balance Sheet, the computations of Estimated Closing Cash and Cash Equivalents and Estimated Closing Working Capital based upon such Estimated Closing Balance Sheet, and the Estimated Unpaid Company Fees and Expenses shall be conclusive for purposes of the calculation of the Net Purchase Price payable at the Closing, but shall be subject to adjustment after the Closing pursuant to this Section 2.3.

(b) Post-Closing Determination. Within sixty (60) calendar days after the Closing Date, Buyer shall prepare and deliver to Seller a balance sheet for the Company as of the Effective Time (the “Closing Balance Sheet”), a computation of the Cash and Cash Equivalents and the Working Capital of the Company and the Company Subsidiaries based upon such Closing Balance Sheet in a manner consistent with (i) the definitions of Cash and Cash Equivalents and Working Capital set forth herein, and (ii) the methodologies, practices and assumptions used in preparing the Base Balance Sheet set forth on Schedule I, as applicable and (iii) GAAP (provided, that in the event of any conflict between GAAP and the methodologies, practices and assumptions used in preparing the Base Balance Sheet, the methodologies, practices and assumptions set forth on Schedule I shall govern and control) as well as a listing (including amounts) of the Company Fees and Expenses it determines were unpaid at the Effective Time. Buyer will make available to Seller all records and work papers used in preparing the Closing Balance Sheet, the computation of Cash and Cash Equivalents and Working Capital based upon such Closing Balance Sheet and its listing (including amounts) of the

Company Fees and Expenses unpaid at the Effective Time. Seller may, within thirty (30) calendar days after receipt of the Closing Balance Sheet, deliver a notice (an “Objection Notice”) to Buyer setting forth in reasonable detail Seller’s calculation of the Cash and Cash Equivalents and Working Capital of the Company and the Company Subsidiaries as of the Effective Time and Seller’s listing (including amounts) of the Company Fees and Expenses unpaid at the Effective Time. If Seller does not deliver an Objection Notice within such thirty (30) calendar day period, then Buyer’s calculations of the Cash and Cash Equivalents and Working Capital based upon the Closing Balance Sheet shall be deemed to be the Actual Closing Cash and Cash Equivalents and the Actual Closing Working Capital (as defined below), Buyer’s listing (including amounts) of the Company Fees and Expenses unpaid at the Effective Time shall be deemed to be the Actual Unpaid Company Fees and Expenses (as defined below). If Seller delivers an Objection Notice to Buyer, then Buyer and Seller will use commercially reasonable efforts to resolve any disagreement as to the computation of the Cash and Cash Equivalents and Working Capital of the Company and the Company Subsidiaries as of the Effective Time and the Company Fees and Expenses unpaid at the Effective Time, in each case as soon as practicable, but if they can not reach a final resolution within thirty (30) calendar days after Buyer has received the Objection Notice, Buyer and Seller will jointly retain KPMG LLP or, if agreed by Buyer and Seller, another internationally recognized accounting firm of comparable stature acceptable to both Buyer and Seller (the “Accounting Firm”). Buyer and Seller will direct the Accounting Firm to render a determination within thirty (30) calendar days of its retention and Buyer and Seller and their respective agents will cooperate with the Accounting Firm during its engagement. The Accounting Firm will consider only those items and amounts set forth in the Objection Notice that Buyer and Seller are unable to resolve. In resolving any disputed item, the Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. In rendering its determination, the Accounting Firm shall act as an expert and not as an arbitrator. The Accounting Firm’s determination will be based on such review as the Accounting Firm deems necessary to make its determination, the definitions of Cash and Cash Equivalents, Working Capital and Company Fees and Expenses set forth in this Agreement and the methodologies, practices and assumptions used in preparing the Base Balance Sheet set forth on Schedule I and the requirements of GAAP (provided, that in the event of any conflict between GAAP and the methodologies, practices and assumptions used in preparing the Base Balance Sheet, the methodologies, practices and assumptions set forth on Schedule I shall govern and control). The determination of the Cash and Cash Equivalents and Working Capital of the Company and the Company Subsidiaries as of the Effective Time by the Accounting Firm, and the calculations by the Accounting Firm of the Company Fees and Expenses unpaid at the Effective Time, shall be conclusive and binding upon Buyer and Seller. Buyer and Seller shall bear the costs and expenses of the Accounting Firm based on the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by or on behalf of such party. The Cash and Cash Equivalents of the Company and the Company Subsidiaries as of the Effective Time as finally determined pursuant to this Section 2.3(b) is referred to herein as the “Actual Closing Cash and Cash Equivalents.” The Working Capital of the Company and the Company Subsidiaries as of the Effective

Time as finally determined pursuant to this Section 2.3(b) is referred to herein as the “Actual Closing Working Capital.” The amount of the Company Fees and Expenses unpaid at the Effective Time as finally determined pursuant to this Section 2.3(b), is referred to herein as the “Actual Unpaid Company Fees and Expenses.” The balance sheet that reflects the computation of the Actual Closing Cash and Cash Equivalents and the Actual Closing Working Capital is referred to herein as the “Actual Closing Balance Sheet”. The process set forth in this Section 2.3(b) shall be the exclusive remedy of Buyer and Seller for any disputes related to items reflected on the Closing Balance Sheet or covered by the calculation of the Cash and Cash Equivalents and Working Capital of the Company and the Company Subsidiaries and the Company Fees and Expenses unpaid at the Effective Time, whether or not the underlying facts and circumstances constitute a breach of any representations or warranties contained in this Agreement.

(c) Payment from Adjustments.

(i) Payment by the Buyer. If (A) the Actual Closing Working Capital, plus the Actual Closing Cash and Cash Equivalents, minus the Actual Unpaid Company Fees and Expenses, exceeds (B) the Estimated Closing Working Capital, plus the Estimated Closing Cash and Cash Equivalents, minus the Estimated Unpaid Company Fees and Expenses (the amount of such excess being the “Excess Amount”), then the Net Purchase Price will be increased by such Excess Amount, and Buyer shall, within five (5) Business Days after the determination thereof, pay to Seller an amount equal to such Excess Amount. Such payment shall be made to Seller in cash, by cashier’s or certified check, or by wire transfer of immediately available funds to one or more accounts designated by Seller.

(ii) Payment by Seller. If (A) the Actual Closing Working Capital, plus the Actual Closing Cash and Cash Equivalents, minus the Actual Unpaid Company Fees and Expenses, is less than (B) the Estimated Closing Working Capital, plus the Estimated Closing Cash and Cash Equivalents, minus the Estimated Unpaid Company Fees and Expenses (the amount of such deficit being the “Deficit Amount”), then the Net Purchase Price will be decreased by such Deficit Amount, and Seller shall, within five (5) Business Days after the determination thereof, pay to Buyer an amount equal to the Deficit Amount. Such payment shall be made to Buyer in cash, by cashier’s or certified check, or by wire transfer of immediately available funds to one or more accounts designated by Buyer.

2.4 Payoff Letters; Other Pre-Closing Matters.

(a) Not less than two (2) Business Days prior to the Closing Date, Seller shall deliver to Buyer payoff letters from the lenders with respect to all Indebtedness for Borrowed Money of the Company and the Company Subsidiaries that will remain unpaid at the Effective Time other than those obligations of the Company and the Company Subsidiaries under leases required in accordance with GAAP to be capitalized on a balance sheet of the lessee that Buyer has elected to maintain in effect after the Effective Time and of which Buyer has provided notice to Seller no later than five (5) Business Days prior to the Closing (the “Continuing Capitalized Leases”). Simultaneously with the Closing, Buyer shall cause the Company and the Company Subsidiaries to repay the entire amount of outstanding principal and interest with respect to any Indebtedness for Borrowed Money of the Company and the Company Subsidiaries, but excluding the Continuing Capitalized Leases, in accordance with the payoff letter instructions provided pursuant to this Section 2.4(a) by wire transfer of immediately available funds as directed by the holders of such Indebtedness for Borrowed Money.

(b) Prior to the Closing, (i) Seller shall assign to the Company or the Company Subsidiaries all of its rights under each of the agreements listed in Section 2.4(b) of the Disclosure Letter as to be assigned, and (ii) Seller shall terminate each of the agreements listed in Section 2.4(b) of the Disclosure Letter as to be terminated.

2.5 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar transaction taxes and fees (including any penalties and interest), if any, imposed solely and directly by reason of the transactions contemplated by this Agreement shall be paid by Buyer when due, and Buyer will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other similar taxes and fees, and, if required by applicable law, Seller will join in the execution of any such Tax Returns and other documentation.

2.6 Parent Guaranty. Parent, as primary obligor and not merely as surety, hereby absolutely, irrevocably and unconditionally guarantees the full and prompt payment, performance or discharge when due of all obligations and liabilities (including, without limitation, indemnities and fees) of Buyer now existing or hereafter incurred under, arising out of or in connection with this Agreement (collectively, the “Guaranteed Obligations”). All payments, performance and discharge of the Guaranteed Obligations by Parent under this Section 2.6 shall be subject to the same terms and conditions as payments, performance and discharge of the Guaranteed Obligations by Buyer under this Agreement. Parent hereby waives notice of any obligation or liability to which this guaranty may apply, and waives presentment, demand of payment, protest, notice of dishonor or non-payment of any such obligation or liability, suit or taking of other action by Seller against, and any other notice to any party liable thereon (including Parent). The obligations of Parent under this Section 2.6 are absolute and unconditional in respect of satisfying the Guaranteed Obligations and shall be enforceable against Parent to the extent enforceable against Buyer under this Agreement. The provisions of this Section 2.6 shall not be affected or impaired by any of the following: (i) the occurrence or continuance of any event of bankruptcy, reorganization or insolvency with respect to Buyer, or the dissolution, liquidation or winding up of Parent or Buyer; (ii) the exercise, non-exercise or delay in exercise, by Seller of any of its rights and remedies under this Section 2.6 or this Agreement generally; (iii) any assignment by Seller or Buyer of their respective rights, interests or obligations under this Agreement in accordance with the terms hereof; or (iv) any sale, transfer or other disposition by Parent of any direct or indirect interest it may have in Buyer.

ARTICLE III

CLOSING

3.1 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Baker & Hostetler LLP, 3200 PNC Center, 1900 East Ninth Street, Cleveland, Ohio 44114 at 10:00 a.m. (local time), on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions precedent set forth in Article VIII (except for those conditions that can only be satisfied on the Closing Date), or at such other time and place as the parties hereto may mutually agree. The date on which the Closing occurs is called the “Closing Date.” Notwithstanding the foregoing, the parties hereto intend that such Closing shall be deemed to be effective, and the transactions contemplated by this Agreement shall be deemed to occur simultaneously, at 12:01 a.m., United States Eastern Time, on the Closing Date (the “Effective Time”).

3.2 Deliveries by Seller. Prior to or at the Closing, Seller shall deliver or cause to be delivered to Buyer the following:

(a) an assignment of the Shares, duly executed by Seller, in form and substance reasonably satisfactory to Buyer;

(b) the officer’s certificate of Seller referred to in Sections 8.2(a) and (b) hereof; and

(c) an affidavit from Seller, in form and substance required under Section 1445(b)(2) of the Code.

3.3 Deliveries by Buyer. Prior to or at the Closing, Buyer shall deliver or cause to be delivered the following:

(a) to Seller, cash in an aggregate amount equal to the Net Purchase Price, by wire transfer of immediately available funds to a bank account designated by Seller. Such bank account shall be designated in writing by Seller at least two (2) Business Days prior to the Closing Date; and

(b) to Seller, the officer’s certificate of Buyer referred to in Sections 8.3(a) and (b) hereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Letter, Seller hereby represents and warrants to Buyer as follows as of the date of this Agreement and as of the Closing Date

(except to the extent made as of a specified date, in which case, as of such specified date):

4.1 Organization and Qualification; Company Subsidiaries. Seller, the Company and each Company Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has all requisite corporate power and corporate authority to own, lease and operate its properties and to carry on its business in all material respects as now being conducted. The Company and each Company Subsidiary are duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the ownership, lease or operation of its properties makes such qualification necessary, other than where the failure to be so duly licensed or qualified has not had, and would not reasonably be expected to have, a Material Adverse Effect. Section 4.1 of the Disclosure Letter sets forth a list of each Company Subsidiary. Other than capital stock or other equity interests of the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock or other equity interests in or of any Person.

4.2 Certificates of Incorporation and By-Laws; Corporate Records. Seller has furnished or made available to Buyer a copy of the certificate or articles of incorporation and the by-laws or similar organizational documents (collectively “Organizational Documents”), in each case, as amended or restated to date, of the Company and each Company Subsidiary. Neither the Company nor any Company Subsidiary is in violation in any material respect of any provision of its Organizational Documents. Seller has made available to Buyer for inspection its minute books, stock record book and stock ledger of the Company and each Company Subsidiary.

4.3 Capitalization.

(a) The authorized capital stock of the Company consists of 1,000 Shares, of which as of the date hereof 100 Shares are issued and outstanding and held of record by Seller. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and nonassessable and are free of preemptive rights.

(b) Section 4.3(b) of the Disclosure Letter sets forth with respect to each Company Subsidiary its jurisdiction of organization; its authorized, issued and outstanding capital stock or other equity interests; and the percentage of such capital stock or other equity interests owned by the Company and any Company Subsidiary and the identity of such owner. Each issued and outstanding share of capital stock or other equity interest of each Company Subsidiary has been duly authorized and validly issued, is fully paid and nonassessable and is free of preemptive rights. All such shares of capital stock or other equity interests of each Company Subsidiary that are owned by the Company or any Company Subsidiary are owned free and clear of any and all Liens.

(c) (i) There are no options, warrants or other rights (including registration rights), agreements, arrangements or commitments to which the Company or any Company Subsidiary is a party relating to the issued or unissued capital stock or other equity interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to grant, issue or sell any shares of the capital stock or other equity interests of the Company or any Company Subsidiary or subjecting any such share of capital stock or other equity interest to any right of first refusal, right of first offer, tag-along right, drag-along right or similar right; (ii) there are no obligations, contingent or otherwise, of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of the capital stock or other equity interests of the Company or any Company Subsidiary; and (iii) there are no voting trusts, proxies or other agreements or understandings to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound with respect to the voting of any shares of capital stock or other equity interests of the Company or any Company Subsidiary.

4.4 Authority; Enforceability. Seller has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Seller of this Agreement has been duly authorized by all necessary limited liability company action on the part of Seller, including Seller’s board of directors, and no other action or corporate proceeding on the part of Seller will be necessary to authorize this Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Seller. This Agreement constitutes the valid and binding obligation of Seller enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles.

4.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery by Seller of this Agreement does not, and the performance by Seller of this Agreement will not, (i) conflict with or violate in any material respect the Organizational Documents of Seller, the Company or any Company Subsidiary, (ii) conflict with or violate in any material respect any Laws applicable to Seller, the Company or any Company Subsidiary or by or to which any of their respective properties or assets is bound or subject or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would constitute a default) under, any Material Contract or result in the creation of a Lien on any of the assets or properties of the Company or any Company Subsidiary other than such breaches, defaults or Liens as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The execution, delivery and performance by Seller of this Agreement will not require Seller, the Company or any Company Subsidiary to obtain any material consent, approval, authorization or permit of, or to make any filing with or notification to (“Consent”), any Governmental Entity or any third party, except for (i) applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and (ii) as may be necessary as a result of any fact or circumstance relating solely to Buyer (including, without limitation, its sources of financing).

4.6 Permits; Compliance.

(a) The Company and each Company Subsidiary is, and has been since the Compliance Date, in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business in all material respect as now being conducted (collectively, the “Permits”) (other than those required under Environmental Laws, which are governed by Section 4.14 hereof), and there is no material claim, action, suit, proceeding or investigation pending or, to the Knowledge of Seller, threatened regarding suspension or cancellation of any such Permits. None of the Permits will lapse, terminate or expire as a result of the transactions contemplated hereby. The Company and the Company Subsidiaries have filed all necessary reports and maintained and retained all necessary records pertaining to the Permits other than where the failure to do so has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(b) The Company and the Company Subsidiaries are, and have been since the Compliance Date, in compliance in all material respects with all Laws applicable to the Company or any Company Subsidiary. Notwithstanding the foregoing, this Section 4.6(b) does not apply to employee benefits matters (which are instead addressed in Section 4.10), Tax matters (which are instead addressed in Section 4.12), environmental matters (which are instead addressed in Section 4.14), real property matters (which are instead addressed in Section 4.15), labor matters (which are instead addressed in Section 4.17) or Intellectual Property matters (which are instead addressed in Section 4.18).

4.7 Financial Statements; Undisclosed Liabilities.

(a) Seller has previously delivered or made available to Buyer (i) the audited consolidated balance sheets of the Company and the Company Subsidiaries for the fiscal years ended December 31, 2008 and 2009 and the audited consolidated statements of income and audited consolidated statements of cash flows of the Company and the Company Subsidiaries for each such year (collectively, the “Financial Statements”) and (ii) the unaudited consolidated and fiscal balance sheet of the Company and the Company Subsidiaries as of August 31, 2010 (the “Base Balance Sheet”) and the unaudited interim consolidated statements of income and cash flow statements of the Company and the Company Subsidiaries for the eight-month period ended August 31, 2010 (collectively, the “Unaudited Interim Financial Statements”). Each of the Financial Statements and the Unaudited Interim Financial Statements presents fairly, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows of the Company and the Company Subsidiaries for the periods then ended, in each case in conformity with GAAP (except, in the case of Unaudited Interim Financial Statements, as to normal and recurring adjustments that were not or are not expected to be in a material amount and for the lack of footnote disclosure).

(b) Neither the Company nor any Company Subsidiary has any liabilities of any kind that would have been required to be reflected in or reserved against on the Base Balance Sheet in accordance with GAAP and were not so reflected or reserved against, other than (i) liabilities incurred in the ordinary course of business after the date of the Base Balance Sheet, (ii) liabilities incurred in connection with the transactions contemplated hereby and (iii) liabilities that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

4.8 Absence of Certain Changes or Events. Since the date of the Base Balance Sheet, (a) the Company and each Company Subsidiary has conducted its business in the ordinary course, consistent in all material respects with past practice, and (b) neither the Company nor any Company Subsidiary has engaged in or taken any action which would be prohibited by clauses (a), (b), (e), (f), (g), (i), (l), (m) or (p) of Section 6.2 if taken after the date hereof. Since December 31, 2009, there has not occurred, nor has there been any change or event which has had, or would reasonably be expected to have, a Material Adverse Effect.

4.9 Absence of Litigation. (a) There is no claim, action, suit, proceeding or investigation of any kind, at law or in equity (including actions or proceedings seeking injunctive relief), by or before any Governmental Entity or by or on behalf of any third party (“Litigation”) pending or, to the Knowledge of Seller, threatened in writing against the Company or any Company Subsidiary or affecting any of their respective businesses, assets or rights, which in any such case, if adversely determined or concluded, would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, and (b) neither the Company nor any Company Subsidiary is a party or subject to or in default under any material judgment, order or decree of any Governmental Entity.

4.10 Employee Benefit Plans; ERISA.

(a) Section 4.10(a) of the Disclosure Letter contains a list of each employee benefit plan within the meaning of Section 3(3) of ERISA (as hereinafter defined), including but not limited to, each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension or retirement plan, program, agreement or arrangement, and each other program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by the Company or any Company Subsidiary or by any trade or business, whether or not incorporated (an “ERISA Affiliate”), that together with the Company or any Company Subsidiary would be deemed a “single employer” within the meaning of Section 4001 of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder (“ERISA”), for the benefit of any employee, retired employee or terminated employee of the Company, any Company Subsidiary or any ERISA Affiliate, whether formal or informal (individually, a “Plan” and, collectively, the “Plans”). Neither the Company nor any Company Subsidiary nor any ERISA Affiliate has any formal plan or commitment, whether legally binding or not, to create any additional Plan or modify or change any existing Plan (except as required by applicable Law) in a way that would materially affect any employee, retired employee or terminated employee of the Company, any Company Subsidiary or any ERISA Affiliate, nor has any intention to do any of the foregoing been communicated to any employee, retired employee or terminated employee of the Company, any Company Subsidiary or any ERISA Affiliate.

(b) With respect to each of the Plans, Seller has heretofore made available to Buyer copies of each of the following documents: (i) a copy of the Plan (including all amendments thereto); (ii) a copy of the prior two years of annual reports and summary annual reports, if required under ERISA; (iii) if the Plan is funded through a trust or any third-party funding vehicle, a copy of the trust or other funding agreement (including all amendments thereto), the prior two years of financial statements and copies of any reports required by the Code or the Department of Labor and applicable rules and regulations; (iv) the most recent determination letter received from the Internal Revenue Service with respect to each Plan to the extent applicable; and (v) the most recent summary plan descriptions with respect to each of the Plans, all of which have been timely distributed to participants and beneficiaries.

(c) No Plan is subject to Title IV of ERISA or Section 412 of the Code. No liability under Title IV of ERISA has been incurred by the Company, any Company Subsidiary or any ERISA Affiliate that has not been satisfied in full, except where such failure to satisfy would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, and no condition exists that presents a risk to the Company, any Company Subsidiary or any ERISA Affiliate of incurring a liability under Title IV of ERISA which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Each Plan which is an employee pension plan under ERISA meets the requirements of a qualified plan under Section 401(a) of the Code, has received within the last two years a favorable determination letter from the Internal Revenue Service as to its qualification and, to the Knowledge of Seller, no event has occurred that could reasonably be expected to result in disqualification of such Plan.

(d) Except as has not had, and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, each Plan has been operated and administered in accordance with its terms and applicable Law, including, but not limited to, ERISA, the Code and other applicable Laws relating to Taxes. There are no pending or, to the Knowledge of Seller, threatened claims by or on behalf of any of the Plans, by any employee or beneficiary covered under any such Plan or otherwise involving any such Plan (other than routine claims for benefits).

(e) Except as required by applicable Law, no Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees of the Company, any Company Subsidiary or any ERISA Affiliate beyond their retirement or other termination of service.

(f) The performance by Seller of this Agreement will not, in any respect, (i) entitle any current or former director, officer or employee of the Company or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such director, officer or employee.

(g) The requirements of COBRA, the Family Medical Leave Act of 1993, as amended, the Health Insurance Portability and Accountability Act of 1996, and any amendment to each such act, and any similar provisions of state law have been met in all material respects with respect to each Plan to which they have application, as they relate to employees or former employees of the Company, the Company Subsidiaries or any ERISA Affiliate.

(h) All contributions and/or premiums (including all Company, Company Subsidiary and ERISA Affiliate contributions and employee salary reduction contributions) that are due to have been paid to each such Plan have been paid to each such Plan or accrued in accordance with the past custom and practice of the Company, the Company Subsidiaries and any ERISA Affiliate.

(i) No Plan has been completely or partially terminated or been the subject of a reportable event under ERISA as to which notices were or would be required to be filed with the Pension Benefit Guaranty Corporation. No proceeding by the Pension Benefit Guaranty Corporation to terminate any such Plan has been instituted or, to the Knowledge of the Seller, threatened.

(j) There have been no prohibited transactions with respect to any such Plan under ERISA. To the Knowledge of the Seller, no fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Plan under ERISA. No action, suit, proceeding, hearing or investigation with respect to the administration or the investment of the assets of any such Plan is pending or, to the Knowledge of the Seller, threatened. No audit, inquiry or procedure is pending or threatened by the Internal Revenue Service, U.S. Department of Labor or other Governmental Entity.

(k) None of the Company, any Company Subsidiary, any ERISA Affiliate or any other members of the controlled group (as defined in the Code) has ever contributed to, or has ever been required to contribute to, any multiemployer plan (as defined in ERISA Section 3(37)) or has any liability (including withdrawal liability as defined in ERISA Section 4201 under any multiemployer plan.

(l) None of the Company, any Company Subsidiary or any ERISA Affiliate is a party to any agreement, contract or arrangement that would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Law) or in the payment of any nonqualified deferred compensation subject to an additional tax under Section 409A of the Code (or any corresponding provision of state, local or foreign Law).

(m) The representations and warranties set forth in this Section 4.10 shall constitute the only representations and warranties with respect to the Plans.

4.11 Contracts.

(a) Section 4.11(a) of the Disclosure Letter sets forth a list of the following contracts to which the Company or any Company Subsidiary is a party as of the date hereof (“Material Contracts”):

(i) any contract, including any employment, compensation, loan or severance arrangements, with Seller or with any current director, manager, officer, employee or agent of the Company or any Company Subsidiary providing for annual compensation in excess of $150,000;

(ii) any collective bargaining agreements or other contract with any labor union;

(iii) any contract that limits or purports to limit, in any material respect, the ability of the Company or any Company Subsidiary to compete in any line of business or with any Person in any geographical area or during any period of time;

(iv) any contract relating to the acquisition by the Company or any of the Company Subsidiaries of any other material business or Person, whether by merger, consolidation or other business combination or by the acquisition of the equity securities, or a material portion of the assets of, such business or Person;

(v) any contract providing for the sale, transfer or other disposition of any equity securities of the Company or any of the Company Subsidiaries or any material assets of the Company or any of the Company Subsidiaries;

(vi) any contract under which the Company or any Company Subsidiary has incurred Indebtedness for Borrowed Money or any guarantee of any Indebtedness for Borrowed Money of any other Person;

(vii) any joint venture, product development, research and development or limited partnership agreement involving a sharing of profits, losses, costs or liabilities by the Company or any Company Subsidiary with any other Person;

(viii) any contract entered into within the last twelve (12) months, not in the ordinary course of business, in the nature of a settlement or a conciliation agreement arising out of any claim asserted by any Person (including, without limitation, any Governmental Entity) providing for aggregate payments, in the case of any such agreement entered into with a Person other than a Governmental Entity, in excess of $1 million;

(ix) any contract with any supplier, vendor, contractor or other Person for the acquisition of goods or services pursuant to which the Company will make any individual payment in excess of $250,000 or aggregate annual payments in excess of $700,000;

(x) any contract relating to capital lease obligations of the Company or any Company Subsidiary;

(xi) any material contract pursuant to which the Company or a Company Subsidiary licenses or otherwise grants to a third party, or receives a license or grant from a third party of, Intellectual Property rights (other than contracts granting rights to readily available software or hardware);

(xii) any other contract the loss or termination of which would reasonably be expected to have a Material Adverse Effect; and

(xiii) any Material Contract that, to the Knowledge of Seller (based on the calculation of standard cost), will result in a loss to the Company or any Company Subsidiary in excess of $100,000 after the Closing.

(b) Seller has provided or made available to Buyer copies of all written Material Contracts. Except as has not had, and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect: (i) neither the Company nor any Company Subsidiary or, to the Knowledge of Seller, any other party thereto is in breach or default under any Material Contract and, to the Knowledge of Seller, no event has occurred which, with the passage of time or the giving of notice or both, would constitute such a breach or default; (ii) neither the Company nor any Company Subsidiary has received a written notice of breach or default or any event that with notice or lapse of time, or both, would constitute a breach or default by either the Company or a Company Subsidiary of any Material Contract; (iii) none of the Material Contracts is the subject of any pending or, to the Knowledge of Seller, threatened Litigation; and (iv) each of the Material Contracts constitutes the valid and binding obligation of the Company or a Company Subsidiary, as applicable, and, to the Knowledge of Seller, each other party thereto, enforceable against the Company or a Company Subsidiary, as applicable, and, to the Knowledge of Seller, each other party thereto in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ right generally and by general equitable principles.

(c) For purposes of this Section 4.11, the term “Government Contract” means every contract to which the Company or any Company Subsidiary is, or was since the Compliance Date, a party with any Governmental Entity or as a subcontractor to a Person which to the Knowledge of Seller is a party to a contract with any Governmental Entity with respect to which such contract relates; and the term “Government Bid” means any bid or proposal by the Company or a Company Subsidiary currently pending which, if accepted, would result in a Government Contract.

(i) The Company and each Company Subsidiary has complied with all material terms and conditions of all Government Contracts and Government Bids to which it is a party. To the Knowledge of Seller, all representations and certifications executed, acknowledged, or set forth in or pertaining to any Government Contract or any Government Bid were complete and correct as of their effective date, and the Company and each Company Subsidiary has complied in all material respects with these representations and certifications. Neither the Company nor any Company Subsidiary has received notice of termination for convenience, termination for default, cure notice, or show-cause notice pertaining to any Government Contract or Government Bid. To the Knowledge of Seller, no material cost incurred by the Company or any Company Subsidiary pertaining to any Government Contract or Government Bid has been formally questioned or challenged, is the subject of any investigation, or has been disallowed by any Governmental Entity. To the Knowledge of Seller, no money due to the Company or any Company Subsidiary pertaining to any Government Contract or Government Bid has been withheld or set off and no claim has been made to withhold or set off money, in each case, to the extent still outstanding and unpaid.

(ii) Neither the Company nor any Company Subsidiary nor, to the Knowledge of Seller, any of the Company’s or any Company Subsidiary’s directors or senior executives, are under administrative, civil, or criminal investigation, indictment or, by any Governmental Entity, or are subject to any audit or investigation by any Governmental Entity, with respect to any alleged irregularity, misstatement, or omission arising under or relating to any Government Contract or Government Bid. Since the Compliance Date, neither the Company nor any Company Subsidiary has conducted or initiated any internal investigation with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid.

(iii) To the Knowledge of Seller: (A) there are no outstanding material claims against the Company or any Company Subsidiary by any Governmental Entity or any contractor arising under or relating to any Government Contract to which the Company or any Company Subsidiary is a party or by which it is bound; and (B) there are no material disputes between the Company or any Company Subsidiary and any Governmental Entity or any contractor under applicable Law.

(iv) Since the Compliance Date, neither the Company nor any Company Subsidiary has been debarred or suspended from participation in the award of contracts with any Governmental Entity (excluding for this purpose ineligibility to bid on certain contracts due to generally applicable bidding requirements).

(v) Neither the Company nor any Company Subsidiary is holding any equipment or fixtures owned by the United States.

(vi) The Company and each Company Subsidiary has reached agreement with the responsible United States government contracting officers and applicable agencies approving rates used in the bidding of applicable Government Contracts for the years from the Compliance Date through December 31, 2009. Since December 31, 2009, the Company and each Company Subsidiary has bid applicable Government Contracts consistent with the methodology used in connection with prior approved rates.

4.12 Taxes.

(a) Since the Compliance Date, the Company and each Company Subsidiary has (i) duly filed or caused to be filed with the appropriate Governmental Entity all material Tax Returns required to be filed by it and all such Tax Returns are correct and complete in all material respects, and (ii) paid all material Taxes due to any Governmental Entity except for those being opposed in good faith for which adequate reserves have been made.

(b) No material deficiencies for Taxes have been proposed in writing or assessed against the Company or any Company Subsidiary by any Governmental Entity with respect to liabilities for any Taxes which have not been fully paid or finally settled. No material federal, state, local or foreign audits or other administrative or court proceedings have been commenced since the Compliance Date or are presently pending with regard to any Taxes or Tax Returns of the Company or any Company Subsidiary.

(c) Since the Compliance Date, the Company and each Company Subsidiary has properly withheld and paid over to the proper Governmental Entities all material Taxes required to be withheld and paid in connection with amounts paid, or deemed to have been paid, or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) There are no outstanding waivers, extensions or comparable consents regarding the application of the statute of limitations with respect to any material Taxes or material Tax Returns of the Company or any Company Subsidiary.

(e) No material federal, state, local or foreign audits or other administrative or court proceedings are presently pending with regard to any Taxes or Tax Returns of the Company or any Company Subsidiary.

(f) Neither the Company nor any Company Subsidiary has requested an extension of time within which to file any material Tax Return which has not since been filed.

(g) Neither the Company nor any Company Subsidiary is currently a party to any agreement providing for the allocation or apportionment of any liability for Taxes (other than such an agreement among the Company and the Company Subsidiaries) which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(h) None of the Company or the Company Subsidiaries has requested or received a ruling from any Governmental Entity or signed a closing or other agreement with any Governmental Entity since the Compliance Date relating to Taxes which would have an effect with respect to any taxable period ending on or after the Closing Date.

(i) Neither the Company nor the Company Subsidiaries is or has been a member “affiliated group” as defined in Section 1504 of the Code, or any comparable group under foreign law, except for any such group the parent of which is the Company or has any liability for Taxes of any person (other than the Company and the Company Subsidiaries) under Treasury Regulation 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(j) Since the Compliance Date, neither the Company nor any of the Company Subsidiaries has agreed, or is required, to make any adjustment under Section 481(a) of the Code (or any substantially similar provision of foreign law).

(k) Since the Compliance Date, neither the Company nor any of the Company Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation 1.6011-4.

(l) Since the Compliance Date, the Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.

(m) Neither the Company nor any Company Subsidiary has distributed stock of any person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361.

(n) Except to the extent that Section 4.10 relates to Taxes, the representations and warranties set forth in this Section 4.12 shall constitute the only representations and warranties with respect to Taxes.

4.13 Related Party Agreements. Except for (i) normal advances to employees in the ordinary course of business, (ii) payment of compensation for employment to employees in the ordinary course of business or (iii) participation by employees, officers and directors in any Plans set forth in Section 4.10(a) of the Disclosure Letter, no director or officer of Seller, the Company or any Company Subsidiary or any owner of more than five percent (5%) of the equity of the Seller is a party to any material agreement, arrangement, contract or other commitment to which the Company or any Company Subsidiary is a party or by which any of their respective assets or properties is bound (“Related Party Agreement”), or, to the Knowledge of Seller, has a material interest in any agreement, arrangement, contract or other commitment, asset or property (real or personal), tangible or intangible, owned by, used in or pertaining to the business of the Company or any Company Subsidiary.

4.14 Environmental Matters.

(a) The Company and each Company Subsidiary are, and since the Compliance Date have been, in compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by the Company or a Company Subsidiary of all Permits required under applicable Environmental Laws and compliance with the terms and conditions thereof), except where the failure to comply would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, all Permits currently held by the Company and any Company Subsidiary pursuant to applicable Environmental Laws are in full force and effect and all renewal applications, if any, have been submitted during the time frame permitted by applicable Environmental Laws; and, to the Knowledge of Seller, no appeal or any other proceeding is pending to revoke or deny any such Permit.

(b) There is no Environmental Claim pending or, to the Knowledge of Seller, threatened against the Company or any Company Subsidiary, except in each case where the adverse result or conclusion of such Environmental Claim would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(c) Seller has delivered or otherwise made available for inspection to Buyer copies and results of any material reports, studies and analyses (if any) possessed by the Company or any Company Subsidiary pertaining to Hazardous Materials in, on, beneath or adjacent to any real property now or at any time leased or operated by the Company or any Company Subsidiary or any of their respective predecessors in interest or pertaining to compliance by any such Person with or liability under applicable Environmental Laws.

(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, neither the Company, any Company Subsidiary, nor, to the Knowledge of Seller, any other person has placed, stored, deposited, discharged, buried, dumped or disposed of any Hazardous Materials produced by, or resulting from, any of the Company’s or the Company Subsidiaries’ operations, at any Realty, except for inventories of such substances to be used, and wastes generated therefrom, in the ordinary course of business of the Company and the Company Subsidiaries (which inventories and wastes, if any, were and are stored or disposed of in accordance with applicable Environmental Laws).

(e) The representations and warranties set forth in this Section 4.14 shall constitute the only representations and warranties with respect to environmental matters.

4.15 Realty.

(a) Section 4.15(a) of the Disclosure Letter sets forth a list of all material real property to which the Company or any Company Subsidiary has a valid leasehold interest (collectively, the “Leased Realty”). Seller has provided Buyer with copies of all Leases.

(b) To the Knowledge of Seller, the Company or one of the Company Subsidiaries possesses leasehold interests in the Leased Realty pursuant to the leases set forth on Section 4.15(a) of the Disclosure Letter (the “Leases”), free and clear of any Liens except Permitted Liens. Each Lease is in full force and effect and enforceable against the Company or the applicable Company Subsidiary and, to the Knowledge of Seller, each other party thereto in accordance with its terms. To the Knowledge of Seller, no event has occurred or condition exists that constitutes, or after notice or lapse of time or both would constitute, a material default under any of the Leases.

Section 4.15(c) of the Disclosure Letter sets forth a list of all real property owned in fee simple by the Company or any Company Subsidiary (collectively, the “Owned Realty”). To the Knowledge of Seller, either the Company or a Company Subsidiary owns good and valid title in fee simple to the Owned Realty, free and clear of all Liens, other than Permitted Liens and Liens that will be released at or prior to the Closing.

(c) Except as set forth in Section 4.15(d) of the Disclosure Letter or which would not be expected to have a Material Adverse Effect, individually or in the aggregate:

(i) the Realty is suitable for the purposes for which they are currently being used and can be used by Company or each Company Subsidiary after the Closing for such uses without violating any Law or private restriction. There are no proceedings or amendments pending and brought by or, to the Knowledge of Seller, threatened by any third party which would result in a change in the allowable uses of the Realty or which would modify the right of Company or any Company Subsidiary to use the Realty for its current uses immediately after Closing;

(ii) no third party has a present or future right to possession of all or any part of the Owned Realty;

(iii) to the Knowledge of Seller, no material portion of any improvements on the Realty encroach onto neighboring properties and no improvements from neighboring properties encroach onto any portion of the Realty;

(iv) there are no material levied or pending special assessments affecting all or any part of the Realty and, to the Knowledge of Seller, none is threatened; and

(v) there are no pending or, to the Knowledge of Seller, threatened condemnation or eminent domain proceedings affecting any part of the Realty.

4.16 Personal Property. The Company or one of the Company Subsidiaries has, in all respects, good and valid title to, or a valid and enforceable right to use, all material tangible personal property reflected on the Base Balance Sheet and all tangible personal property acquired by the Company or any Company Subsidiary since the date of the Base Balance Sheet (except such personal property as has been disposed of in the ordinary course of business since such date), in each case, free and clear of any and all Liens except Permitted Liens.

4.17 Labor Matters. Since January 1, 2010, there has not been, nor is there pending or, to the Knowledge of Seller, threatened in writing (i) any material labor dispute between the Company or any Company Subsidiary and any labor organization, or any strike, slowdown, work stoppage or other similar organized disruptive labor activity involving any employee of, or affecting the Company or any Company Subsidiary or (ii) any union organizing or election activity involving any employee of the Company or any Company Subsidiary; Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, (a) neither the Company nor any Company Subsidiary is engaged in any unfair labor practice, and there is no unfair labor practice charge pending or, to the Knowledge of Seller, threatened in writing against the Company or any Company Subsidiary before the National Labor Relations Board or any other Governmental Entity; and (b) neither the Company nor any Company Subsidiary has received notice of the intent of any Governmental Entity responsible for the enforcement of any federal, state, local or foreign laws regarding labor, employment and employment practices, conditions of employment, occupational safety and health and wages and hours, including any bargaining or other obligations under the National Labor Relations Act, to conduct a investigation with respect to or relating to the Company or any Company Subsidiary and no such investigation is in progress.

4.18 Intellectual Property.

(a) Section 4.18(a)(1) of the Disclosure Letter sets forth a complete and accurate list (in all material respects) of all United States and foreign: (i) patents and patent applications; (ii) trademark registrations and applications; (iii) Internet domain name registrations; and (iv) copyright registrations and applications owned by the Company or any Company Subsidiary. To the Knowledge of Seller, the foregoing registrations and applications are in effect and subsisting, and the Company or a Company Subsidiary is the sole owner of such applications and registrations.

(b) Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) the conduct of the business as currently conducted by the Company or any Company Subsidiary does not infringe, misappropriate, or otherwise violate any Person’s Intellectual Property, and there is no such claim pending or threatened in writing against the Company or any Company Subsidiary, and (ii) to the Knowledge of Seller, no Person is infringing or otherwise violating any Intellectual

Property owned by the Company or any Company Subsidiary and no such claim is pending or threatened in writing against any Person by either the Company or any Company Subsidiary.

(c) The Company and the Company Subsidiaries make commercially reasonable efforts to protect the confidentiality of material trade secrets used in the business of the Company and the Company Subsidiaries.

4.19 Customers.

(a) Section 4.19(a) of the Disclosure Letter sets forth a complete list of the ten (10) largest customers of the Company, on a combined basis, and of the Company Subsidiaries, in each case measured by sales during calendar year 2009.

(b) Since August 31, 2010, none of the customers listed in Section 4.19(a) of the Disclosure Letter has (i) stopped or indicated in writing to the Company or any Company Subsidiary an intention to stop trading with or supplying the Company or a Company Subsidiary; (ii) substantially reduced or indicated in writing an intention to substantially reduce its trading with or provision of supplies to the Company or a Company Subsidiary; or (iii) changed or indicated an intention in writing to the Company or any Company Subsidiary to materially change the economic terms on which it is prepared to trade with or supply the Company or a Company Subsidiary (other than normal price and quota changes).

4.20 Product Warranty; FAA; Product Liability.

(a) Except as reserved for in the Unaudited Interim Financial Statements, neither the Company nor any Company Subsidiary has any material liability to any customer for any product manufactured, sold or delivered or service provided by the Company or a Company Subsidiary prior to the Compliance Date. Each product manufactured, sold, leased or delivered by the Company or a Company Subsidiary since the Compliance Date and prior to the date hereof, except as reserved for in the Unaudited Interim Financial Statements, has been in material conformity with all applicable contractual specifications and all express warranties made by the Company or Company Subsidiary. The Company and each Company Subsidiary (i) is in compliance with all applicable regulations, directives, advisory circulars or similar official documents issued by the Federal Aviation Administration (“FAA”) and/or foreign aviation authorities (collectively, “Aviation Regulations”), (ii) has not violated, been subject to an investigation with respect to, or made voluntary disclosures with respect to potential violations of any Aviation Regulations, and (iii) has not been cited by the FAA for any discrepancies or violations during inspections or audits since the Compliance Date. No party has written or issued any FAA Service Bulletins or any other Actions as to the Company or any Company Subsidiary or any products of the Company or any Company Subsidiary at any time since the Compliance Date, and no such Bulletins or other Actions are pending. The FAA has not issued any Air Worthiness Directives as to the Company or any Company Subsidiary or any products of the Company or any Company Subsidiary at any time since the Compliance Date, and no such Directives are pending.

Notwithstanding the foregoing, this Section 4.20(a) does not apply to Intellectual Property matters (which are instead addressed in Section 4.18).

(b) Neither the Company nor any Company Subsidiary has any material liability arising out of, and no material written claims are pending with respect to, the actual or alleged use of the Company’s or any Company Subsidiary’s products relating to, any injury to individuals or property as a result of the ownership, possession or use of any product designed, manufactured, assembled, repaired, maintained, delivered, sold or installed, or services provided, by or on behalf of the Company or any Company Subsidiary prior to the Closing.

4.21 Brokers. Except for the Bankers’ Fees, no broker, finder or investment banker, is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

4.22 Disclaimer of Seller. (A) EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV, NONE OF SELLER, THE COMPANY, THE COMPANY SUBSIDIARIES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, MANAGERS, MEMBERS, STOCKHOLDERS, AFFILIATES, EMPLOYEES OR REPRESENTATIVES MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE COMPANY OR THE COMPANY SUBSIDIARIES, THE CAPITAL STOCK OR OTHER EQUITY INTERESTS OR THE ASSETS OF THE COMPANY OR ANY OF THE COMPANY SUBSIDIARIES, INCLUDING WITH RESPECT TO (I) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OR (II) THE PROBABLE SUCCESS OR PROFITABILITY OF THE COMPANY OR THE COMPANY SUBSIDIARIES, AFTER THE CLOSING AND (B) EXCEPT AS SET FORTH IN THIS ARTICLE IV, NONE OF SELLER, THE COMPANY OR THE COMPANY SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, MANAGERS, MEMBERS, STOCKHOLDERS, EMPLOYEES OR REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO BUYER OR TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO BUYER, ITS AFFILIATES OR REPRESENTATIVES OF, OR BUYER’S USE OF, ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIALS RELATING TO THE COMPANY OR ANY COMPANY SUBSIDIARY, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIALS MADE AVAILABLE TO BUYER, WHETHER ORALLY OR IN WRITING, IN ANY DATA ROOM RELATING TO THE TRANSACTION, IN MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK-OUT” DISCUSSIONS, RESPONSES TO QUESTIONS OR REQUESTS SUBMITTED BY OR ON BEHALF OF BUYER OR IN ANY OTHER FORM IN CONSIDERATION OR INVESTIGATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows as of the date of this Agreement and as of the Closing Date (except to the extent made as of a specified date, in which case, as of such specified date):

5.1 Organization. Each of Buyer and Parent is a corporation duly organized, validly existing and in good standing under the laws of Delaware, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

5.2 Authority; Enforceability. Each of Buyer and Parent has all requisite power and authority to execute and deliver this Agreement to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Buyer and Parent of this Agreement and the performance by each of Buyer and Parent of this Agreement have been duly authorized by all necessary corporate action by Buyer and Parent and no other corporate proceeding on the part of Buyer and Parent is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer and Parent. This Agreement constitutes the valid and binding obligation of Buyer and Parent, as the case may be, enforceable against Buyer and Parent, as applicable, in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles.

5.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Buyer and Parent does not, and performance by Buyer and Parent of this Agreement, including the Financing in connection therewith, will not, (i) conflict with or violate in any material respect the Organizational Documents of Buyer or Parent, (ii) conflict with or violate in any material respect any Laws applicable to Buyer or Parent or by or to which any of Buyer’s or Parent’s properties or assets is bound or subject or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or result in the creation of a Lien on, any of the properties or assets of Buyer or Parent, pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Buyer or Parent is a party or by which Buyer or Parent or any of their respective properties or assets is bound or subject, except as would not reasonably be expected to prohibit or materially restrict or impede the transaction contemplated by this Agreement.

(b) The execution and delivery of this Agreement by Buyer and Parent does not, and the performance by Buyer and Parent of this Agreement will not, require Buyer or Parent to obtain any Consent of any Governmental Entity or third party except for applicable requirements of the HSR Act, and under any applicable foreign Laws regulating competition.

5.4 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or Parent or any of their respective Affiliates.

5.5 Litigation. As of the date of this Agreement, there is no litigation, action, suit, proceeding, claim, arbitration or investigation pending or, to the knowledge of Buyer or Parent, threatened in writing, against Buyer or Parent, as to which there is a reasonable likelihood of an adverse determination and which, if adversely determined, would have, in the aggregate, a material adverse effect on the ability of Buyer to perform its obligations under this Agreement.

5.6 Sufficient Funds.

(a) Exhibit B sets forth copies of executed commitment letters from Credit Suisse Securities (USA) LLC, Credit Suisse AG, UBS Securities LLC, UBS Loan Finance LLC, Barclays Capital and Morgan Stanley Senior Funding, Inc. (collectively, the “Financing Commitments”), pursuant to which, and subject to the terms and conditions of which, the lender parties thereto have committed to lend the amounts set forth therein to Buyer for the purpose of funding the transactions contemplated by this Agreement (the “Financing”).

(b) As of the date of this Agreement, the Financing Commitments are in full force and effect and have not been withdrawn or terminated, or otherwise amended or modified in any respect. Each of the Financing Commitments, in the form so delivered, is a legal, valid and binding obligation of Buyer and, to the knowledge of Buyer, the other parties thereto. There are no other agreements, side letters or arrangements relating to the Financing Commitments that could affect the availability of the Financing. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer under any term or condition of the Financing Commitments, and, assuming the accuracy of the representations and warranties of the Seller set forth herein and compliance in all material respects by the Seller with Sections 6.1 and 6.11, Buyer has no reason to believe that it will be unable to satisfy, on a timely basis, any term or condition of closing to be satisfied by it, contained in the Financing Commitments. Buyer has fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement. Assuming the accuracy of the representations and warranties of the Seller set forth herein and compliance in all material respects by the Seller with Sections 6.1 and 6.11, the aggregate proceeds from the Financing, together will cash and borrowings under existing credit facilities, and are sufficient for satisfaction of all of Buyer’s obligations under this Agreement in an amount sufficient to consummate the transactions contemplated by this Agreement, including the payment of the Net Purchase Price and the payment of all associated costs and expenses (including any required refinancing of indebtedness of Buyer, the “Required Amount”). The Financing

Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Buyer on the terms set forth therein. As of the date of this Agreement, none of the Financing Commitments has been withdrawn and Buyer does not know of any facts or circumstances that may be expected to result in any of the conditions set forth in the Financing Commitments not being satisfied. To the extent this Agreement must be in a form acceptable to any lender providing Financing, such lender or lenders have approved this Agreement.

(c) Buyer’s obligations under this Agreement are not subject to any conditions regarding Buyer’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby.

5.7 Solvency. As of the Effective Time, after giving effect to all of the transactions contemplated by this Agreement, including without limitation any related financing and the payment of the Net Purchase Price, including any adjustments thereto pursuant to Section 2.3, any repayment or refinancing of indebtedness contemplated in this Agreement and payment of all related fees and expenses, and assuming for these purposes the satisfaction of the conditions set forth in Sections 8.1 and 8.2, as of the Effective Time Buyer shall be Solvent. For the purposes of this Section 5.7, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have, as of such date, unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.

5.8 Knowledge of Breach. Buyer has no knowledge of any breach or inaccuracy of any representation or warranty set forth in Article IV hereof.

5.9 Legal Requirements and Approvals. Buyer has no knowledge of any Consent of any Governmental Entity that will be required to consummate the transactions contemplated by this Agreement that it will not be able to obtain or make, or that it may obtain only after substantial delay, or any material requirement of any Governmental Entity that it will be unable to satisfy in connection with the transactions contemplated hereby.

5.10 Inspection; No Other Representations. Buyer is an informed and sophisticated purchaser, and has engaged advisors, experienced in the evaluation and purchase of companies such as the Company and the Company Subsidiaries as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and have evaluated such documents and information as it has deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby. Buyer agrees to accept the Shares without reliance upon any express or implied representations or warranties of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to Seller or the Company, except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, Buyer acknowledges that neither Seller nor the Company make any representation or warranty with respect to (a) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company and the Company Subsidiaries or the future business and operations of the Company and the Company Subsidiaries or (b) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to the Company, the Company Subsidiaries or any of their respective businesses, assets, liabilities or operations, except as expressly contemplated by this Agreement. In connection with Buyer’s investigation of the Company and each Company Subsidiary, Seller has delivered, or made available to Buyer and its Affiliates, agents and representatives, certain projections and other forecasts, including but not limited to, projected financial statements, cash flow items and other data of the Company and Company Subsidiaries relating to the business of the Company and Company Subsidiaries and certain business plan information of the Company and Company Subsidiaries. Buyer acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that Buyer and its Affiliates, agents and representatives shall have no claim against any Person with respect thereto. Accordingly, Buyer acknowledges that, without limiting the generality of Section 4.24, neither Seller nor any of its representatives, agents or Affiliates (including the Company and the Company Subsidiaries) have made any representation or warranty with respect to such projections and other forecasts and plans.

ARTICLE VI

COVENANTS

6.1 Affirmative Covenants of Seller. Seller hereby covenants and agrees that, prior to the Effective Time, unless otherwise expressly contemplated by this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably conditioned, withheld or delayed), Seller shall cause the Company and each of the Company Subsidiaries to operate their respective businesses only in the ordinary course, including the continuation of any customary audit procedures, and preserve intact their respective business organizations, and maintain their respective rights and franchises, and Seller shall cause the Company and each of the Company Subsidiaries to use commercially reasonable efforts to retain the services of its respective officers and key employees and maintain their respective relationships and goodwill with their respective customers and suppliers and others with which they have business relationships. Notwithstanding the foregoing, during the period from the date hereof until the Effective Time, the Company and the Company Subsidiaries shall be permitted to utilize any and all available Cash and Cash Equivalents of the Company and the Company Subsidiaries (i) to pay Company Fees and Expenses, (ii) to repay outstanding Indebtedness for Borrowed Money of the Company and the Company Subsidiaries and (iii) to declare and pay one or more dividends or other distributions to Seller out of funds legally available for the purpose, in each case at such times and in such amounts as the Company or the applicable Company Subsidiary shall deem necessary, appropriate or desirable.

6.2 Negative Covenants of Seller. Seller hereby covenants that, except as (i) prohibited by Law, (ii) expressly contemplated by this Agreement or in Section 6.2 of the Disclosure Letter or (iii) consented to in writing by Buyer (which consent shall not be unreasonably conditioned, withheld or delayed), from the date of this Agreement until the Effective Time, Seller shall cause the Company and the Company Subsidiaries not to do any of the following (provided that none of the following shall be construed to restrict the right and ability Seller, the Company and the Company Subsidiaries, prior to the Closing, to take any action expressly permitted under the last sentence of Section 6.1 above):

(a) (i) increase in any material respect the compensation payable to or to become payable to any of its directors, officers or employees (other than pursuant to employment agreements in effect on the date of this Agreement or in the ordinary course of business); (ii) grant any material severance to (other than pursuant to its normal severance policy as in effect on the date of this Agreement), or enter into any material employment or severance agreement with, any director, officer or employee; (iii) establish, adopt, enter into or amend in any material respect any Plan, except as may be required by applicable Law; or (iv) lend, pay or contribute any funds to any of its directors, officers, employees, Affiliates or Associates (other than compensation payable in the ordinary course of business, reimbursement of fees and expenses, and payments contemplated in Section 6.8(c));

(b) hire or promote any employees or independent contractors, other than such hires or promotions in the ordinary course of business;

(c) (i) redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants or conversion or other rights to acquire any shares of its capital stock or any such securities or obligations; (ii) effect any reorganization or recapitalization; or (iii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

(d) issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale of, any shares of any class of its capital stock, any securities convertible into or exercisable or exchangeable for any such shares or any rights, warrants or options to acquire, any such shares;

(e) sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, in each case other than to an Affiliate, any of its assets with a fair market value in excess of $200,000 per location or $600,000 in the aggregate (other than in the ordinary course of business);

(f) (i) change any of its methods of accounting in effect at December 31, 2009, (ii) change or rescind any express or deemed material election relating to Taxes, (iii) amend any material Tax Returns in any material respect, or (iv) settle or compromise any material Litigation, Audit or controversy relating to Taxes;

(g) incur any material obligation for borrowed money or purchase money indebtedness, whether or not evidenced by a note, bond, debenture, guarantee or similar instrument (other than in the ordinary course of business, which shall include, for the avoidance of doubt, any draw-down of, or borrowings under, any revolving credit facility maintained as of the date of this Agreement by the Company or the Company Subsidiaries) or enter into any material swap or other off-balance-sheet transaction for its own account (provided, for the avoidance of doubt, that the foregoing shall not prohibit or restrict the Company or the Company Subsidiaries from terminating any interest rate swap arrangements maintained as of the date of this Agreement by the Company or the Company Subsidiaries), or enter into any material economic arrangement having the economic effect of any of the foregoing, other than in the ordinary course of business;

(h) fail to file any material Tax Return when due taking into account any available extension (or alternatively, fail to file for any available extension);

(i) settle or compromise any Litigation (other than Litigation relating to Taxes (which are subject to clause (f) above)) in an amount in excess of $1 million, except in the ordinary course of business;

(j) (i) permit, allow or suffer any of its assets with a fair market value in excess of $600,000 to be subjected to any Lien other than Permitted Liens; or (ii) other than in the ordinary course of business, acquire any properties, assets or rights in an amount in excess of $200,000 individually or $1 million in the aggregate;

(k) enter into, adopt, amend or terminate any collective bargaining agreement other than in the ordinary course of business;

(l) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets or securities of, or by any other manner, any material corporation, partnership, joint venture or other entity;

(m) make or authorize any material capital expenditures (including information systems) or material commitment for capital expenditures in excess of $200,000 per location or $600,000 in the aggregate;

(n) permit the Company or any Company Subsidiary to dissolve, wind-up or liquidate;

(o) enter into any Material Contract outside the ordinary course of business;

(p) enter into any agreement, commitment or transaction with respect to taking any of the foregoing actions; or

(q) agree in writing or otherwise to do any of the foregoing.

6.3 Access and Information. Subject to Section 6.4 and applicable Law, Seller shall cause the Company and each Company Subsidiary to afford to Buyer and its employees, accountants, actuaries, consultants, legal counsel, agents and other representatives (collectively, the “Buyer Representatives”) access at reasonable times to the officers, employees, agents, properties, offices and other facilities of the Company and each Company Subsidiary and to the books and records thereof and furnish promptly to Buyer and the Buyer Representatives such information concerning the business, properties, contracts, records and personnel of the Company and each Company Subsidiary (including financial, marketing, operating and other data and information) as may be requested, from time to time, by Buyer. Notwithstanding anything to the contrary contained herein, Buyer (i) shall provide Seller with reasonable advance notice of any request for access pursuant to this Section 6.3; and (ii) shall avoid any undue disruption to the business operations of the Company or any of the Company Subsidiaries.

6.4 Confidentiality. From and after the date hereof (including after the Closing Date), each of the Seller and Buyer shall continue to comply with all of their respective obligations under the Confidentiality Agreement, dated as of June 21, 2010, between Seller and Buyer (the “Confidentiality Agreement”), which shall survive any termination of this Agreement in accordance with its terms. Seller will keep confidential and will not use or disclose (other than pursuant to a written agreement with the Company with respect thereto) to any Person other than its Affiliates and Buyer, any non-public information relating exclusively to the Company or any Company Subsidiary, including all know-how, trade secrets, customer lists, details of client or consultant contracts, pricing policies, marketing plans or strategies, product development plans, design projects, inventions and research projects relating exclusively to the business of the Company or a Company Subsidiary.

6.5 Continuation of Indemnification. Buyer and Seller agree that, after the Closing, Buyer shall cause the Company and the Company Subsidiaries to continue to indemnify and hold harmless, to the fullest extent permitted by applicable Law, each of the Company’s and the Company Subsidiaries’ present and former directors, officers, employees and agents, in each case in their capacities as such, from and against all damages, costs and expenses actually incurred or suffered in connection with any threatened or pending action, suit or proceeding at law or in equity by any Person or any arbitration or administrative or other proceeding relating to the business of the Company and the Company Subsidiaries or the status of such individual as a director, officer, employee or agent at or prior to the Closing, and in furtherance thereof to advance to such present and former directors, officers, employees and agents expenses associated with any such action, suit or proceeding to the fullest extent permitted by law. Buyer shall cause the Company and the Company Subsidiaries to retain or include in its certificate of incorporation and by-laws and the comparable organizational documents any indemnification provision or provisions, including provisions respecting the advancement of expenses, in effect immediately prior to the Closing for the benefit of the Company’s, the Company Subsidiaries’ officers, directors, employees and agents, and shall not thereafter amend the same (except to the extent that such amendment preserves, increases or broadens the indemnification or other rights theretofore available to such officers, directors employees and agents). If the Company or any Company Subsidiary merges into, consolidates with or transfers all or substantially all of its assets to another Person, then and in each such case, Buyer shall cause the Company or the Company Subsidiary to make proper provision so that the surviving or resulting corporation or the transferee in such transaction shall assume the obligations of the under this Section 6.5. The obligations set forth in this Section 6.5 shall continue for a period of six (6) years following the Closing and shall continue in effect thereafter with respect to any action, suit or proceeding commenced prior to the sixth (6th) anniversary of the Closing Date, and are intended to benefit each director, officer, agent or employee who has held such capacity on or prior to the Closing Date and is either a party to an indemnification agreement with the Company or any of the Company Subsidiaries or now or hereafter is entitled to indemnification or advancement of expenses pursuant to any provisions contained in the certificate of incorporation or by-laws of the Company or the comparable organizational documents of any of the Company Subsidiaries.

6.6 Continuation of Insurance. Prior to the Closing, Buyer shall purchase a “tail” policy providing directors’ and officers’ liability insurance coverage, for the benefit of those Persons who are covered by the Company’s or affiliated entities’ directors’ and officers’ liability insurance policies as of the date hereof or at the Closing, for a period of six (6) years following the Closing with respect to matters occurring prior to the Closing, that is at least equal to the coverage provided under the Company’s or such other entities’ current directors’ and officers’ liability insurance policies. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any of the Company Subsidiaries or any of its directors or officers, it being understood and agreed that the indemnification provided for in this Section 6.6 is not prior to or in substitution for any such claims under any such policies.

6.7 Supplemental Disclosure.

(a) At least three (3) Business Days prior to the Closing Date, Seller shall deliver a supplement or amendment to the Disclosure Letter with respect to any matter hereafter arising which, if existing as of the date of this Agreement, would have been required to be set forth or described in the Disclosure Letter; provided however, that any such supplemental or amended disclosure shall, for purposes of this Agreement (other than for the purposes of determining whether the conditions set forth in Article VIII hereof are satisfied), be deemed to have been disclosed as of the date of this Agreement.

(b) No such supplemental or amended disclosure shall give rise to Buyer’s right to terminate this Agreement unless and until this Agreement is terminable by Buyer in accordance with Section 10.1(c)(ii).

(c) If the matters disclosed in such supplemental or amended disclosure, individually or in the aggregate, resulted in non-satisfaction of the closing condition set forth in Section 8.2(a) and such condition is waived by Buyer or if Buyer fails to terminate this Agreement in accordance with Section 10.1(c)(ii) after notification with respect to such matter, then, after the Closing, such supplemental or amended disclosure shall be deemed to have been disclosed as of the date of this Agreement and shall be deemed to cure any breach of this Agreement for purposes of any indemnification obligations set forth in Article IX hereof.

6.8 Financial Statements. As promptly as reasonably practicable and in any event on or before the fifteenth (15th) day of each month from the date hereof to the Closing Date, Seller shall deliver to Buyer copies of Seller’s internal balance sheets and statements of income and cash flow for the prior month, and upon request of Buyer such additional information as Buyer may reasonably request with respect to the financial results of Seller during such period.

6.9 Employee Matters.

(a) Buyer shall give the employees of the Company and the Company Subsidiaries service credit for all periods of service with the Company and the Company Subsidiaries prior to the applicable Closing Date for all purposes under any welfare or other Plans adopted or maintained by the Company or its Affiliates on or after the Closing Date; provided, however, that in no event shall such credit result in the duplication of benefits or the funding thereof. Buyer shall waive any limitations regarding preexisting conditions and give full credit for any co-payments made and deductibles fully or partially satisfied prior to the Closing Date with respect to the Plans, under any welfare or other Plans maintained by the Company, Buyer or any of their Affiliates on or after the Closing Date with respect to the employees of the Company and the Company Subsidiaries.

(b) Buyer will permit the employees of the Company and the Company Subsidiaries to carry over and take accrued, but unused, vacation days with pay in accordance with the applicable policies of the Company as in effect as of the Closing Date, to the extent such accrued vacation is accrued for in the Actual Closing Working Capital.

(c) Immediately prior to the Effective Time, Seller shall cause the Company to accrue an amount payable to each employee of the Company and the Company Subsidiaries participating in any annual bonus plan maintained by the Company or the Company Subsidiaries (including, without limitation, the 2010 Executive Bonus Plan and Supplemental Executive Bonus Plan) equal to the product obtained by multiplying (x) the amount payable to such employee pursuant to the terms of such plan based upon the Company’s most recently finalized (as of the day immediately preceding the Closing Date) quarterly forecast for the full year performance of the Company and the Company Subsidiaries for the calendar year 2010, times (y) a fraction, the numerator of which is the number of days elapsed in the calendar year 2010 through the day immediately preceding the Closing Date and the denominator of which is 365. No later than ten (10) Business Days after the Closing Date, Buyer shall cause the Company to pay to each employee who was employed by the Company or any Company Subsidiary on the Closing Date such employee’s pro rata bonus as determined pursuant to the immediately preceding sentence.

(d) Buyer shall cause each employee of the Company and the Company Subsidiaries who was employed by the Company or any Company Subsidiary on the Closing Date and who participated in any annual bonus plan maintained by the Company or the Company Subsidiaries to become eligible to participate from and after the Closing Date in a bonus plan maintained by the Buyer which will have the effect of paying such employee for the Company’s performance from the Closing Date through December 31, 2010.

6.10 Exclusivity; No Solicitation.

(a) Until the earlier of (i) the Closing, and (ii) the termination of this Agreement pursuant to Section 10.1, Seller agrees that it shall not, and shall cause its officers, directors, employees, Affiliates, attorneys, advisors, accountants, bankers, agents and representatives not to, directly or indirectly: (i) solicit any proposal or offer from any Person (other than Buyer or one of its Affiliates) relating to any transaction or series of related transactions involving: (A) the disposition or acquisition of all or any material portion of the business or assets of the Company and the Company Subsidiaries; (B) the sale, issuance, grant, disposition or acquisition of (1) any capital stock or other equity security of the Company or any Company Subsidiary or (2) any option, call, warrant or right (whether or not immediately exercisable) to acquire, or any security, instrument or obligation that is or may become convertible into or exchangeable for, any capital stock or other equity security of any of the Company or any Company Subsidiary; (C) any merger, consolidation, business combination, tender offer, share exchange, reorganization or similar transaction involving the Company or any Company Subsidiary, other than, in each case, the transactions contemplated by this Agreement; or (D) any other transaction or financing which if consummated would have an adverse effect on Seller’s ability to perform its obligations under this Agreement (each of (A) through (D) above, inclusive, an “Alternative Transaction”); (ii) participate in any discussions or negotiations or enter into any agreement with, or provide any information to, any Person (other than Buyer or one of its Affiliates) in connection with an Alternative Transaction to be made by such Person; provided that in response to any unsolicited communications from a third party with respect to an Alternative Transaction, Seller shall be permitted to inform such third party that Seller is prohibited by this Agreement from participating in any discussions or negotiations with respect to an Alternative Transaction; or (iii) accept any proposal or offer from any Person (other than Buyer or one of its Affiliates) relating to an Alternative Transaction.

(b) Seller agrees that it shall, and shall cause its and the Company’s respective officers, directors, employees, Affiliates, attorneys, advisors, accountants, bankers, agents and representatives to, cease all negotiations with all third parties (other than Buyer or its Affiliates) related to an Alternative Transaction and shall not recommence such negotiations unless this Agreement is terminated.

6.11 Financing Activities.

(a) Buyer acknowledges and agrees that Seller, the Company and their respective Affiliates have no responsibility for any financing that Buyer may raise in connection with the transactions contemplated hereby.

(b) Buyer shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to (i) maintain in effect the Financing and the Financing Commitments, (ii) enter into definitive financing agreements with respect to the Financing, so that such agreements are in effect as promptly as practicable but in any event no later than the Closing Date, (iii) consummate the Financing at or prior to the Closing, and (iv) enforce its rights under the Financing Commitments. Buyer shall provide to Seller copies of all documents relating to the Financing and shall keep Seller reasonably informed of material developments in respect of the financing process relating thereto. Prior to the Closing, Buyer shall not agree to, or permit, any amendment or modification of, or waiver under, the Financing Commitments or other documentation relating to the Financing which could reasonably be expected to adversely effect Buyer’s ability to consummate the transactions contemplated in this Agreement without the prior written consent of Seller. Notwithstanding anything in this Agreement to the contrary, one or more Financing Commitments may be amended, modified, supplemented, restated or superseded at the option of Buyer after the date hereof but prior to the Closing (a “New Financing Commitment”); provided that the terms of any New Financing Commitment shall not (i) reduce the aggregate amount of the Financing, (ii) expand upon the conditions precedent to the Financing as set forth in the Financing Commitment, or (iii) reasonably be expected to delay the Closing. In such event, the definitions of “Financing Commitments” and “Financing” contained herein shall be deemed to include any Financing Commitments or documents related thereto not so amended, modified, supplemented, restated or superseded, together with the New Financing Commitment. Further, for the avoidance of doubt, if the Financing (or any alternative financing) has not been obtained, Buyer shall continue to be obligated to consummate the transactions contemplated by this Agreement subject only to the satisfaction or waiver of the conditions set forth in Sections 8.1 and 8.2 and to Buyer’s termination rights under Article X, if applicable.

(c) If, notwithstanding the use of commercially reasonable efforts by Buyer to satisfy its obligations under Section 6.10(b), any of the Financing or the Financing Commitments (or any definitive financing agreement relating thereto) expire or are terminated prior to the Closing, in whole or in part, for any reason, Buyer shall (i) promptly notify Seller of such expiration or termination and the reasons therefor and (ii) use its commercially reasonable efforts promptly to arrange for alternative financing (“Replacement Financing”) (which shall be sufficient to pay the Required Amounts from other sources and which do not, without the prior consent of Seller, include any conditions of such alternative financing that are more onerous than or in addition to the conditions set forth in the Financing) to replace the financing contemplated by such expired or terminated commitments or arrangements.

(d) Prior to the Closing, Seller shall cause the Company and the Company Subsidiaries to provide to Buyer, and Buyer shall reimburse Seller for all out-of-pocket expenses for, all cooperation reasonably requested by Buyer that is necessary, reasonably required or customary in connection with the Financing, including the following: (i) causing the Company’s senior officers to participate in meetings, presentations, road shows, due diligence sessions (or other sessions with prospective lenders, investors and rating agencies), drafting sessions, sessions with rating agencies or other syndication activities; (ii) assisting with the preparation of appropriate and customary materials for rating agency presentations, offering documents, bank information memoranda and similar documents reasonably required in connection with the Financing; (iii) assisting with the preparation of any pledge and security documents, any loan agreement, currency or interest hedging agreement, and other definitive financing documents on terms satisfactory to Buyer, provided that no obligation of the Company or the Company Subsidiaries under any such document or agreement shall be effective until the Effective Time; (iv) facilitating the pledging of collateral, provided that no pledge shall be effective until the Effective Time; (v) furnishing on a confidential basis to Buyer and its financing sources, as promptly as practicable, such financial and other pertinent information regarding the Company and the Company Subsidiaries as may be reasonably requested by Buyer, including all financial statements and other financial data required by the Financing Commitments; (vi) furnishing such balance sheets, consolidated statements of income, cash flow statements and other financial information for dates and periods, as applicable, subsequent to the Financial Statements and Unaudited Interim Financial Statements (“Subsequent Period Financial Statements”) as would customarily be presented in offering documents to be utilized in connection with a financing substantially similar to the Financing and to cause the Company’s auditors to cooperate in connection with the preparation of and provide a customary comfort letter to Buyer and its financing sources; (vii) requesting that the administrative agent and collateral agent under any existing Indebtedness for Borrowed Money of the Company and the Company Subsidiaries provide a debt payoff letter and related ancillary agreements; (viii) providing requested officer’s certificates and representation letters; (ix) using commercially reasonably efforts to ensure that the syndication efforts of the financing sources benefit materially from the existing lending relationships of the Company and the Company Subsidiaries; (x) causing the taking of corporate and other actions by Seller, the Company and the Company Subsidiaries to permit the completion of the Financing; (xi) facilitating the execution and delivery (at the Closing) of definitive documents related to the Financing; and (xii) causing to be prepared and rendered requested solvency opinions, accountants’ comfort letters, accountants’ consent letters, surveys, title insurance and opinions of counsel, in each of the foregoing cases as may be necessary and customary in connection with a financing substantially similar to the Financing; provided that, notwithstanding anything in this Agreement to the contrary, until the Effective Time occurs, neither the Company or the Company Subsidiaries shall

(1) be required to pay any commitment or other similar fee, (2) have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Financing, or (3) be required to incur any other liability in connection with the Financing contemplated by the Financing Commitments. Buyer shall indemnify and hold harmless Seller, the Company and the Company Subsidiaries, and their respective officers, employees and representatives, from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith, except in the event such liabilities or losses arose out of or result from the willful misconduct of Seller, the Company or the Company Subsidiaries.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement (including, without limitation, those set forth in paragraphs (c) and (d) of this Section 7.1), Buyer and Seller shall each use their best efforts to promptly (i) take, or to cause to be taken, all actions, and to do, or to cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement; (ii) obtain from any Governmental Entities any actions, non-actions, clearances, waivers, consents, approvals, permits or orders required to be obtained by Buyer, Seller or any of their respective Subsidiaries in connection with the authorization, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby; (iii) promptly make all necessary registrations and filings, and thereafter make any other required submissions, with respect to this Agreement required under (A) the HSR Act and any applicable non-U.S. merger control or competition Laws and (B) any other applicable Law; (iv) avoid the entry of, or have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, including, without limitation, defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby; and (v) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement. No parties to this Agreement shall consent to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld.

(b) In furtherance of the foregoing, to the extent not filed prior to the date hereof, the parties hereto shall cooperate with each other and shall use their respective best efforts to file required Notification and Report Forms under the HSR Act with the FTC and the DOJ as soon as practicable following the date of this Agreement, but in no event later than five (5) Business Days from and after the date hereof, and shall respond as promptly as practicable to all requests or inquiries received from the FTC or

DOJ for additional documentation or information. Each party agrees to cooperate with each other in determining whether any other filings are required to be made with any Governmental Entity under any applicable antitrust, competition, foreign investment or trade regulation Law in connection with the execution, delivery and performance of this Agreement and agrees to make as promptly as practicable any such filings and to promptly supply any additional information or documentary material that may be requested by any Governmental Entity. Buyer and Seller will pay one- half each the cost of all filing fees to any Governmental Entity in connection with any required Consent of any Governmental Entity.

(c) Buyer shall be under no obligation to sell, divest, license or dispose of any assets or businesses of Buyer (or its Subsidiaries) or the Company or the Company Subsidiaries or to enter into any agreement to take or commit to take actions that limit Buyer’s or its Subsidiaries’ freedom of action with respect to, or their ability to retain, any of the business, product lines or assets of Buyer (or its Subsidiaries), the Company or the Company Subsidiaries.

(d) Subject to applicable legal limitations and instructions of any Governmental Entity, each party to this Agreement shall promptly notify the other party of any written or oral communication it or any of its Affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement and permit the other party a reasonable opportunity to review in advance any proposed substantive communication by such party to any Governmental Entity. Prior to the Closing, neither Buyer nor any of its Affiliates nor any of their respective representatives or advisors shall contact, communicate with, submit any documentation to, or make any filing with any Governmental Entity in connection with any of the transactions contemplated hereby, without the prior written consent of Seller. To the extent practicable under the circumstances, none of the parties to this Agreement shall agree to participate in any substantive meeting with any Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry unless it consults with the other party in advance and, where permitted, allows the other party to participate. Subject to applicable legal limitations and instructions of any Governmental Entity, the parties to this Agreement will: (i) coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with its communications with any Governmental Entity, (ii) provide each other with copies of all written correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Entity or members of such agency’s staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement and (iii) prior to submitting any substantive and material written communication to any Governmental Entity, permit the other party and its counsel a reasonable opportunity to review in advance, and consider in good faith the views of the other party provided in a timely manner, in connection with, any such communication; provided, however, that materials may be redacted (x) as necessary to comply with contractual arrangements and (y) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

7.2 Public Announcements. Except as may be required by Law or the rules or regulations of the Securities and Exchange Commission or the New York Stock Exchange, from the date hereof through the Closing Date, neither Buyer nor Seller shall, and Seller shall cause the Company and each Company Subsidiary not to, issue any public report, statement or press release or otherwise make any public statement regarding this Agreement or the transactions contemplated hereby, without the prior written consent of Buyer and Seller, unless otherwise required by applicable Law, in which case such party shall advise the other parties hereto and discuss the contents before issuing any such report, statement or press release.

7.3 Retention and Access to Records. Seller shall have the right to retain copies of all books and records of the Company and the Company Subsidiaries relating to periods ending on or prior to the Closing Date. For a period of seven (7) years following the Closing Date, Buyer shall maintain all books and records of the Company and the Company Subsidiaries relating to periods ending on or prior to the Closing Date and shall make them, and any individuals responsible for maintenance of such books and records, available to Seller upon reasonable notice during normal business hours. Buyer shall furnish copies of such books and records to Seller promptly upon the request of Seller.

ARTICLE VIII

CLOSING CONDITIONS

8.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law, by Buyer and Seller:

(a) No Order. No Governmental Entity, including any federal or state court of competent jurisdiction, shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the transactions contemplated hereby illegal or otherwise restrains the performance by Buyer and Seller of their respective obligations under this Agreement.

(b) HSR Act. The applicable waiting period under the HSR Act shall have expired or been terminated.

(c) Consents and Approvals; Permits. All material Consents or waivers thereof and Permits required to consummate the transactions contemplated hereby, as set forth in Section 8.1(c) of the Disclosure Letter, shall have been obtained from all Governmental Entities.

8.2 Additional Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law, by Buyer:

(a) Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers set forth therein) as of the date of this Agreement and at and as of the Effective Time with the same force and effect as if made at and as of the Effective Time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers set forth therein) would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Buyer shall have received a certificate of the President or Chief Executive Officer of Seller as to the satisfaction of this Section 8.2(a).

(b) Agreements and Covenants. Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing. Buyer shall have received a certificate of the President or Chief Executive Officer of Seller to such effect.

(c) Guaranties of JLL and Morgan Stanley. JLL Partners Fund V. L.P. shall have executed a guaranty in favor of Buyer substantially in the form of Exhibit B attached hereto. Morgan Stanley Capital Partners V Funding LP and Morgan Stanley Capital Partners V U.S. Holdco LLC shall have executed a guaranty in favor of Buyer in substantially the form of Exhibit C hereto. The guaranties so executed pursuant to this Section 8.2(c) shall be in an aggregate amount equal to the Indemnity Cap (as defined in Section 9.3 below).

8.3 Additional Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law, by Seller:

(a) Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall be true and correct (without giving effect to any “materiality” qualifiers set forth therein) as of the date of this Agreement and at and as of the Effective Time with the same force and effect as if made at and as of the Effective Time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties to be true and correct (without giving effect to any “materiality” qualifiers set forth therein) would not reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby. Seller shall have received a certificate of an executive officer of Buyer as to the satisfaction of this Section 8.3(a).

(b) Agreements and Covenants. Buyer shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Buyer on or prior to the Closing Date. Seller shall have received a certificate of a duly authorized officer or other authorized person of Buyer to such effect.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

9.1 Survival. The representations and warranties in this Agreement shall survive the Closing for a period of twelve (12) months, commencing on the Closing Date; provided, however, that the representations and warranties set forth under Sections 4.1, 4.3(a) and (c), and 4.4 shall survive indefinitely. All covenants and other agreements set forth in this Agreement with respect to matters to occur prior to Closing shall not survive the Closing and all covenants and other agreements set forth in this Agreement with respect to matters to occur after Closing shall survive the Closing in accordance with their respective terms. No claim may be made for indemnification hereunder for breach of any representations, warranties or covenants after the expiration of the survival period applicable to such representation, warranty or covenant set forth above; provided that if Buyer or Seller, as applicable, delivers written notice to the other party of an indemnification claim for a breach of the representations, warranties or covenants (stating in reasonable detail the nature of, and factual and legal basis for, any such claim for indemnification) within the applicable time periods set forth above, such claim shall survive until resolved or judicially determined.

9.2 Indemnification by Seller. Subject to the terms and conditions of this Article IX, from and after the Closing, Seller shall indemnify, defend and hold harmless Buyer and its directors, officers, managers, employees, stockholders and Affiliates, including the Company and the Company Subsidiaries after the Closing (each a “Buyer Indemnified Party”) from and against any and all losses, liabilities, expenses, claims, fines and damages (collectively, “Damages”) asserted against, resulting from, imposed upon or suffered by any Buyer Indemnified Party, arising out of or related to (a) any misrepresentation or breach of any representation or warranty of Seller set forth in Article IV of this Agreement (without regard to any qualifiers based on materiality or Material Adverse Effect contained in the representation or warranty at issue), or (b) any breach of any covenant or agreement of Seller set forth in this Agreement.

9.3 Seller’s Limitation of Liability. Notwithstanding Section 9.2 or any other provision of this Agreement:

(a) the Buyer Indemnified Parties shall not be entitled to any indemnification in respect of Damages incurred by any Buyer Indemnified Party pursuant to Section 9.2(a) for any individual item or Claim, or series of related items or Claims, in which the Damages related thereto are less than $200,000 (any claim exceeding such threshold being referred to herein as a “Qualifying Claim”);

(b) Seller shall have no obligation to indemnify any Buyer Indemnified Party from and against any Damages until the aggregate amount of indemnifiable Damages under Section 9.2(a) suffered by the Buyer Indemnified Parties in respect of Qualifying Claims exceeds an amount equal to $10,000,000 (the “Threshold Amount”), and then only with respect to Damages under Section 9.2(a) in excess of the Threshold Amount.

(c) the aggregate amount of all Damages for which Seller may become liable pursuant to Section 9.2(a) shall not in any event exceed Fifty Million Dollars ($50,000,000) (the “Indemnity Cap”); provided, however, that the limitation of liability set forth in this Section 9.3(c) shall not apply to any Damages incurred by the Buyer Indemnified Parties as a result of any actual fraud on the part of Seller in the negotiation or execution of this Agreement; and

(d) the Buyer Indemnified Parties shall not be entitled to indemnification with respect to any Damages to the extent reflected or reserved for, or arising from any matter reflected or reserved for, in the Closing Balance Sheet or otherwise taken into account in the calculation of the Net Purchase Price.

9.4 Indemnification by Buyer. Subject to the terms and conditions of this Article IX, from and after the Closing, Buyer shall indemnify, defend and hold harmless Seller and its directors, officers, managers, employees, members and Affiliates (each a “Seller Indemnified Party”) from and against all Damages asserted against, resulting from, imposed upon or suffered by any Seller Indemnified Party, arising out of or related to: (a) any misrepresentation or breach of any representation or warranty of Buyer set forth in Article V of this Agreement; or (b) any breach of any covenant or agreement of Buyer set forth in this Agreement.

9.5 Notice of Claim.

(a) As used herein, the term “Claim” means a claim for indemnification by any Buyer Indemnified Party or any Seller Indemnified Party, as the case may be, for Damages under this Article IX (such Person making a Claim, an “Indemnitee”). An Indemnitee may give notice of a Claim under this Agreement, whether for its own Damages or for Damages incurred by any other Buyer Indemnified Party or Seller Indemnified Party, as applicable, pursuant to written notice of such Claim executed by an officer of Buyer (in the case of a Claim by a Buyer Indemnified Party) or Seller (in the case of a Claim by a Seller Indemnified Party) (a “Notice of Claim”), and delivered to the other party (such receiving party, the “Indemnitor”), promptly after such Indemnitee becomes aware of the existence of any potential Claim by such Indemnitee for indemnification under this Article IX, but in any event before the expiration of the applicable survival period set forth in Section 9.1, arising out of or resulting from:

(i) any item subject to indemnification pursuant to the terms of Section 9.2 or 9.4; or

(ii) the assertion, whether orally or in writing, against any Indemnitee of a claim, demand, suit, action, arbitration, investigation, inquiry or proceeding brought by a third party against any Indemnitee (in each such case, a “Third-Party Claim”) that arises out of or results from any item subject to indemnification pursuant to the terms of Section 9.2 or 9.4.

Each Notice of Claim by an Indemnitee shall contain the amount, if known, claimed, and a brief description, in reasonable detail (to the extent reasonably available to the Indemnitee), of the facts, circumstances or events giving rise to the alleged Damages based on the Indemnitee’s good faith belief thereof, including the identity and address of any third-party claimant (to the extent reasonably available to the Indemnitee). Following delivery of the Notice of Claim (or at the same time if the Indemnitee so elects) the Indemnitee shall deliver copies of any demand or complaint, the amount of Damages, the date each such item was incurred or paid or the basis for such anticipated liability, and the specific nature of the breach to which such item is related.

9.6 Defense of Third-Party Claims.

(a) The Indemnitee shall give prompt written notice of any Third-Party Claim to the Indemnitor; provided that the failure to timely give such notice shall not limit or reduce the Indemnitee’s right to indemnity hereunder unless (and then only to the extent that) the Indemnitor is prejudiced thereby.

(b) Subject to the provisions hereof, the Indemnitor on behalf of the Indemnitee shall have the right to elect to defend any Third-Party Claim utilizing legal counsel reasonably acceptable to the Indemnitee, and the costs and expenses incurred by the Indemnitor in connection with such defense shall be paid by the Indemnitor (and included in determining whether the Indemnity Cap has been exceeded). The Indemnitee may participate (in the manner and to the extent set forth below in Section 9.6(c)), through counsel of its own choice and at its own expense, in the defense of any Third-Party Claim.

(c) If the Indemnitor elects to defend any Third-Party Claim, the Indemnitor shall: (i) conduct the defense of such Third-Party Claim with reasonable diligence and keep the Indemnitee reasonably informed of material developments in the Third-Party Claim at all stages thereof; (ii) promptly submit to the Indemnitee copies of all pleadings, responsive pleadings, motions and other similar legal documents and papers received or filed in connection therewith; (iii) permit the Indemnitee and its counsel to confer on the conduct of the defense thereof; and (iv) permit the Indemnitee and its counsel an opportunity to review all legal papers to be submitted prior to their submission (to the extent practical). Buyer and Seller will make available to each other and each other’s counsel and accountants, without charge, all of its or their books and records relating to the Third-Party Claim (subject to applicable non-disclosure restrictions and privilege claims), and each party will render to the other party such assistance as may be reasonably required in order to ensure the proper and adequate defense thereof and shall furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the other party in connection therewith.

(d) If the Indemnitor elects to defend any Third-Party Claim, the Indemnitor shall have the right to enter into any settlement of a Third-Party Claim on the Indemnitee’s behalf without the consent of the Indemnitee; provided that (i) in the case of a Claim by a Buyer Indemnified Party, the amount to be paid by the Indemnitee (or by Seller on behalf of the Indemnitee) as a result of such settlement does not, when added to amounts which have been previously paid or reimbursed by the Seller pursuant to Section 9.2, exceed the balance of the Indemnitee Cap, (ii) such settlement does not involve any injunctive or other equitable relief or other covenant to take, or refrain from, any action, binding upon the Indemnitee or any of its Affiliates, (iii) such settlement expressly and unconditionally releases the Indemnitee from all liabilities and obligations with respect to such claim, without prejudice, and (iv) such settlement does not involve any admission of liability or fault; provided, further, that no settlement by the Indemnitor of a Third-Party Claim shall limit or reduce (other than by application of the Indemnity Cap) the right of any Indemnified Person to indemnity hereunder for all Damages they may incur arising out of or resulting from the Third-Party Claim, subject to the provisions of this Article IX.

9.7 Other Indemnification Provisions.

(a) The amount of any Damages subject to indemnification hereunder shall be reduced by the amounts of (i) any insurance proceeds actually received by the Indemnitee in connection therewith, less the reasonable and documented costs and expenses of obtaining such insurance proceeds and reasonable projected increases in insurance premiums arising because of any claim, (ii) any proceeds actually received from any other third party in connection therewith, less the reasonable and documented costs of obtaining such proceeds and (iii) any tax benefits that have been actually realized by the Indemnitee arising out of indemnifiable Damages. The Indemnitee shall use commercially reasonable efforts to obtain full recovery under all insurance policies and rights against any other third party with respect to any Damages. In the event that an insurance, third party or tax benefit recovery is received by any Indemnitee with respect to any Damages for which any such Person has been indemnified hereunder, then a refund equal to the amount of the recovery, less the reasonable and documented costs and expenses of obtaining such recovery, shall be made promptly to the Indemnitor that made or directed and provided such indemnification payments to such Indemnitee. As used in this Section 9.7(a), “tax benefit” shall mean the Tax savings attributable to any deduction, expense, loss, credit or refund to the Indemnitee, when actually realized, net of any Tax detriment associated with the receipt, or right to receive indemnification hereunder. The amount of any tax benefit actually realized shall be equal to the actual reduction in Taxes paid in cash determined with the applicable Tax items taken into account as compared with the Taxes that would have been payable without the applicable Tax items.

(b) No party shall be entitled to recover under this Article IX with respect to, and the term “Damages” shall not include, (i) losses relating to any Claim with respect to Taxes arising as a result of any action by the Indemnitee the effect of which is to induce a third party to assert a Third-Party Claim or (ii) LOST BUSINESS OPPORTUNITIES, LOST PROFITS, ANY MEASURE OF DAMAGES BASED ON DIMINUTION IN VALUE OR BASED ON ANY MULTIPLE OF EARNINGS OR EBITDA OR SIMILAR CONCEPT, CONSEQUENTIAL DAMAGES OF ANY KIND OR INDIRECT, SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES, EXCEPT IF IN ANY SUCH CASE SUCH DAMAGES ARE IN RESPECT OF DAMAGES ACTUALLY REQUIRED TO BE PAID TO A THIRD PARTY PURSUANT TO A FINAL AND NON-APPEALABLE COURT ORDER, IN WHICH CASE THE RESTRICTIONS OF THIS SECTION 9.7(b)(ii) SHALL NOT APPLY AND THE INDEMNITOR SHALL BE PERMITTED TO SO RECOVER.

9.8 Exclusive Remedy. If the Closing occurs, a claim pursuant to Article IX shall be the Indemnitee’s sole and exclusive remedy as to monetary damages with respect to any breach of representation or warranty or covenant in this Agreement, or with respect to the transactions contemplated hereby, regardless of whether such claim arises in contract, tort, breach of warranty or any other legal or equitable theory, and shall be limited to the rights contained in this Article IX, except in the case of fraud in the inducement or willful misconduct by Seller in connection with the transactions contemplated by this Agreement. The rights and limitations of this Article IX shall not apply to any claim for failure to pay the Net Purchase Price, including any adjustments thereto pursuant to Section 2.3(c), and the parties shall retain all rights and remedies available hereunder or under applicable Law for such breach. In addition, each party shall be entitled to specific performance for failure of the other party to perform its obligations hereunder, except in the case of fraud in the inducement or willful misconduct by Seller in connection with the transactions contemplated by this Agreement, as provided in this Agreement.

ARTICLE X

TERMINATION

10.1 Termination. This Agreement may be terminated by giving written notice at any time prior to the Closing as follows:

(a) by mutual consent of Buyer and Seller;

(b) by either Buyer or Seller, if there shall be any order which is final and nonappealable preventing the performance by Buyer or Seller of their respective obligations under this Agreement;

(c) by Buyer, (i) at any time after December 31, 2010 if the transactions contemplated hereby to occur at the Closing shall not have been consummated for any reason other than the failure of Buyer to comply with any covenant or agreement of Buyer; provided, however, that if all conditions precedent to Closing set forth in Section 8.1 and 8.2 have been satisfied or, to the extent permitted by applicable Law, waived other than the condition set forth in Section 8.1(b) and those conditions that can only be satisfied on the Closing Date, then the foregoing reference to December 31, 2010 shall be automatically extended to February 28, 2011, or (ii) at any time, if Seller shall have breached or violated any of its representations, warranties or covenants set forth in this Agreement in a manner that would prevent the satisfaction of the conditions to Closing set forth in Section 8.2(a) or, Section 8.2(b) and (except in the case of a breach of the obligation to close within two (2) Business Days of the date contemplated in Section 3.1, in which case such two (2) Business Day period shall apply) such breach or violation shall not have been cured within ten (10) days after written notice thereof has been given by Buyer to Seller, but subject to the requirements set forth in Section 6.6; or

(d) by Seller, (i) at any time after December 20, 2010 if the transactions contemplated hereby to occur at the Closing shall not have been consummated for any reason other than the failure of Seller to comply with any covenant or agreement of Seller, or (ii) at any time, if Buyer shall have breached or violated any of its representations, warranties or covenants set forth in this Agreement in a manner that would prevent the satisfaction of the conditions to Closing set forth in Section 8.3(a) or Section 8.3(b), and (except in the case of a breach of the obligation to close within two (2) Business Days of the date contemplated in Section 3.1, in which case such two (2) Business Day period shall apply) such breach or violation shall not have been cured within ten (10) days after notice thereof has been given by Seller to Buyer.

10.2 Effect of Termination. Except as provided in Section 6.4 and Section 11.16, in the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become null and void, there shall be no liability on the part of Buyer or Seller or any of their respective partners, officers, directors, Subsidiaries, Affiliates or Associates to any other party and all rights and obligations of any party hereto shall cease, except that nothing herein shall relieve any party hereto from liability for any breach of this Agreement.

ARTICLE XI

GENERAL PROVISIONS

11.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given on the date delivered, if delivered personally, on the third (3rd) Business Day after being mailed by registered or certified mail (postage prepaid, return receipt requested) or on the next Business Day after being sent by reputable overnight courier (delivery prepaid), in each case, to the parties at the following addresses, or on the date sent and confirmed by electronic transmission or confirmatory return email to the telecopier number or email address specified below (or at such other address, telecopier number or email address for a party as shall be specified by notice given in accordance with this Section):

(a) If to Buyer:

TransDigm, Inc.

1301 East Ninth Street

Suite 3710

Cleveland, Ohio 44114

Facsimile: (216) 706-2937

Attention: W. Nicholas Howley, Chief Executive Officer

Email: nhowley@transdigm.com

with a copy to:

Baker Hostetler LLP

3200 PNC Center

1900 East Ninth Street

Cleveland, Ohio 44114

Facsimile: (216) 696-0740

Attention: John M. Gherlein, Esq.

Email: jgherlein@bakerlaw.com

(b) If to Seller:

c/o JLL Partners

450 Lexington Avenue

31st Floor

New York, NY 10017

Facsimile: (212) 866-8626

Attention: Brett Milgrim

Email: b.milgrim@jllpartners.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Rodney Square

Wilmington, Delaware 19801

Facsimile: (302) 651-3001

Attention: Robert B. Pincus, Esq.

Email: bob.pincus@skadden.com

11.2 Amendment. This Agreement may be amended by the parties hereto at any time prior to the Closing; provided, however, that this Agreement may not be amended except by an instrument signed by Buyer and Seller.

11.3 Waiver. At any time prior to the Closing, Buyer and Seller may (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, (b) waive any inaccuracies in the representations and warranties of the other party or parties contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party or parties with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in a written instrument signed by the party or parties to be bound thereby.

11.4 Headings. The headings and captions contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

11.5 Severability. If any term or other provision of this Agreement, or any portion thereof, is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement, or the remaining portion thereof, shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any such term or other provision, or any portion thereof, is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are consummated to the fullest extent possible.

11.6 Entire Agreement. This Agreement (together with the Schedules and Exhibits attached hereto and the Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement of the parties hereto and supersede all prior agreements and undertakings, both written and oral, between or among the parties, or any of them, with respect to the subject matter hereof.

11.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, by any party hereto without the prior written consent of the other parties hereto.

11.8 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its respective successors and permitted assigns. Nothing in this Agreement, express or implied, shall confer on any person other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, including any third-party beneficiary rights, except that (a) current or former directors and officers of the Company and the Company Subsidiaries shall be third-party beneficiaries of Sections 6.5 and 6.6, (b) employees of the Company and the Company Subsidiaries shall be third-party beneficiaries of Section 6.8(c), (c) the Retained Firm shall be a third-party beneficiary of Section 11.16 to the extent it applies to the Retained Firm, and (d) each Financing Source and its successors and assigns shall be third-party beneficiaries of Section 11.11.

11.9 Failure or Delay Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

11.10 Specific Performance.

Each party hereto acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by such party and that any such breach would cause Buyer, on the one hand, and Seller, on the other hand, irreparable harm. Accordingly, each party hereto also agrees that, in the event of any breach or threatened breach of the provisions of this Agreement by such party, Buyer, on the one hand, and Seller, on the other hand, shall be entitled to equitable relief without the requirement of posting a bond or other security, including in the form of injunctions and orders for specific performance. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

11.11 Governing Law; Jurisdiction Waiver of Jury Trial.

(a) This Agreement shall be governed by the laws of the State of Delaware, its rules of conflict of laws notwithstanding. Each party hereby agrees and consents to be subject to the jurisdiction of the Court of Chancery of the State of Delaware in and for New Castle County, or if the Court of Chancery lacks jurisdiction over such dispute, in any state or federal court having jurisdiction over the matter situated in New Castle County, Delaware, in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby. Each party hereby irrevocably consents to the service of any and all process in any such suit, action or proceeding by the delivery of such process to such party at the address and in the manner provided in Section 11.1 hereof. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Court of Chancery of the State of Delaware in and for New Castle County, or if the Court of Chancery lacks jurisdiction over such dispute, in any state or federal court having jurisdiction over the matter situated in New Castle County, Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Notwithstanding the foregoing, each of the parties to this Agreement agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing Commitments (or any commitment letter relating to any Replacement Financing or any New Financing Commitment) or the performance thereof, in any forum other than any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan, and any appellate court from any thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.11(b).

11.12 Counterparts. This Agreement may be executed in any number of counterparts, including by means of facsimile, each of which when executed shall be deemed to be an original copy of this Agreement and all of which taken together shall constitute one and the same agreement.

11.13 Interpretation. As used in this Agreement, (x) the term “including” means “including, without limitation” and “including, but not limited to,” (y) the word “or” is not exclusive, unless the context otherwise requires. All references in this Agreement to “dollars” or “$” shall mean United States Dollars.

11.14 Costs of Dispute. Notwithstanding anything to the contrary in this Agreement, in the event of any dispute between the parties arising under this Agreement, the party prevailing in that dispute shall be entitled to receive from the other party reimbursement for its attorneys’ fees, court costs, expert witness fees and other similar costs.

11.15 Fees, Expenses and Other Payments. Except as otherwise provided in this Agreement, each party shall bear its own expenses in connection with the transactions contemplated by this Agreement, including costs of their respective attorneys, accountants, investment bankers, brokers and other representatives. All Actual Unpaid Company Fees and Expenses shall be paid by Buyer, or by the Company and the Company Subsidiaries after the Closing, to the parties to whom such Actual Unpaid Company Fees and Expenses are payable.

11.16 Certain Legal Representation Matters.

(a) In any dispute or proceeding arising under or in connection with this Agreement or the transactions contemplated by this Agreement, Seller and its equityholders shall have the right, at their election, to retain the firm of Skadden, Arps, Slate, Meagher & Flom LLP (the “Retained Firm”) to represent Seller or any of such equityholders in such matter and Buyer hereby irrevocably consents to, and waives any conflict associated with, any such representation in any such matter. Each of Buyer and Seller acknowledges and agrees that the Retained Firm has acted as counsel for Seller (and its Affiliates) and the Company in connection with this Agreement. The parties agree that the fact that the Retained Firm has represented Seller and the Company prior to the Closing shall not prevent the Retained Firm from representing Seller (or any of its Affiliates, including the equityholders of Seller) in connection with any matters involving this Agreement, including any disputes between any of the parties hereto that may arise after the Closing. Buyer and Seller hereby waive any actual or potential conflict of interest relating to the Retained Firm’s representation of the Seller in the transactions contemplated by this Agreement (but nothing herein shall require Buyer, the Company or their Affiliates to consent to the representation of Seller and its Affiliates by the Retained Firm if the Retained Firm’s conflict arises out of any matter other than the representation of the Company prior to the Effective Time).

(b) Buyer, on behalf of itself and its Affiliates, including after the Effective Time the Company (and their respective directors, officers, employees, Affiliates, controlling persons and representatives and their respective successors and assigns), hereby irrevocably acknowledges and agrees that all attorney-client communications between, on the one hand, Seller and/or the Company (and their respective directors, officers, employees, Affiliates, controlling persons and representatives) and, on the other hand, their counsel, including without limitation the Retained Firm, that specifically relate to the negotiation, preparation, execution and delivery of this Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions completed hereunder or in connection with the Closing of the transactions contemplated hereby, shall be deemed privileged communications as to which such privilege may only be waived by Seller, and neither Buyer nor any Person purporting to act on behalf of or through Buyer will seek to obtain any such privileged communications by any process.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned parties hereto have caused this Stock Purchase Agreement to be executed as of the date first written above.

MCKECHNIE HOLDINGS LLC

By:	/s/ Brett Milgrim
Name: Brett Milgrim
Title: Chief Executive Officer

TRANSDIGM, INC.

By:	/s/ W. Nicholas Howley
Name: W. Nicholas Howley
Title: Chief Executive Officer

TRANSDIGM GROUP INCORPORATED

By:	/s/ W. Nicholas Howley
Name: W. Nicholas Howley
Title: Chief Executive Officer

Seller’s Disclosure Letter and the Schedules and Exhibits listed in the table of contents are omitted from this filing. These documents are available supplementally to the Commission, upon the Commission’s request.